U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                        NOSTRAD TELECOMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its Charter)


        Nevada                                           88-0306460
(State of Incorporation)                       (IRS Employee Identification No.)



                          Suite 420, 171 West Esplanade
                North Vancouver, British Columbia Canada V7M 3J9
                    (Address of Principal executive Offices)


                                  (604)983-8778
                          (Issuer's Telephone Number:)




                     Common Stock, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)

                                TABLE OF CONTENTS

                                     PART I


                                                                            Page
Glossary                                                                     3

Item 1. Description of Business                                              5


Item 2. Management's Discussion and Analysis or Plan of Operation            25

Item 3. Description of Property                                              29

Item 4. Security Ownership of Certain Beneficial Owners and Management       30

Item 5. Directors, Executive Officers, Promoters and Control Persons         32

Item 6. Executive Compensation                                               35

Item 7. Certain Relationships and Related Transactions                       35

Item 8. Description of Securities                                            36


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity
        and Related Shareholder Matters                                      37

Item 2. Legal Proceedings                                                    37

Item 3. Changes and Disagreements with Accountants                           37

Item 4. Recent Sales of Unregistered Securities                              37

Item 5. Indemnification of Directors & Officers                              38

Item 13. Financial Statements                                                39

                                    PART F/S

Financial Statements                                                         39

                                    PART III

Items 1 and 2 Index to and Description of Exhibits                           53

                                    GLOSSARY

As used in this registration statement, the following terms and abbreviations have the meanings set forth below.

"Addressable" means the ability to signal from the headend or job site in such a way that only the desired subscribers' receiving equipment are affected. It is possible to send a signal to a subscriber and effect changes in the subscriber's level of service.


"ADSL" or "Asymmetric Digital Subscriber Line" refers to a technology that allows more dots to be sent over existing copper telephone lines.


"Amplifier" means a device used to increase the operating level of an input signal. It is used in a cable system's distribution plant to compensate for the effects of line loss caused by coaxial cable and passive devices.


"Bandwidth" means the frequency allocated in any communications circuit.


"Beam benders" means low power signal repeaters that retransmit to an otherwise shaded signal over a limited distance.

"CATV" means a broadband communications system capable of delivering multiple channels of entertainment programming and non-entertainment information from a set of centralized antennas, generally by coaxial cable, to a community. Many cable television designs integrate microwave and satellite links into their overall design and some now includes optical fibre as well. Commonly called "Cable Television System".

"Converter" means a device for changing the frequency of a television signal. A cable headend converter changes signals from frequencies at which they are broadcast to clear channels that are available on the cable distribution system. A set-top converter is added in front of a subscriber's television receiver to change the frequency of the midband, superband, or hyperband signals to a suitable channel or channels (typically a low VHF channel) which the television receiver is able to tune into.

"Downlinking" means receiving signals via a Satellite dish refer to Uplinking

"DTH" or direct to Home Pay-Television Service means a satellite service of one or more entertainment or information program channels that can be received directly using an antenna on the subscribers' premises

"Exchange Act" means the United States Securities Act of 1934 as amended.

"GHz" refers to a unit of measurement known as a Gigahertz, or one billion cycles per second.

"FCC" means the United States Federal Communications Commission.

"Home Passed or Pass By" refers to the ability of a household to have line of site with transmitter in order to receive a wireless signal. In the case of hard wire cable, a home that the cable actually passes.

"Headend" refers to the control center of a CATV system where incoming signals are amplified, converted, processed, and combined into a common cable, along with any origination cable-casting for transmission to subscribers. System usually includes antennas, preamplifiers, frequency converters, demodulators, modulators, processors, and other related equipment.

"ISP" means internet service provider

"MHz" refers to a unit of measurement known as a Megahertz, one million cycles per second.

"MDS" or Multipoint Distribution System refers to an omni-directional common carrier microwave radio service authorized to transmit television signals and other communications. MDS operates in the 2150 - 2162 MHz frequency range, with an effective radius of 30 km.


"MMDS" or Multichannel Multipoint Distribution System refers to a collection of various MDS services and instructional television fixed service on the directional microwave radio authorization combined to provide up to 66 channels of entertainment, education, and information.


"MDU" refers to multiple dwelling units such as apartments, hotels, and commercial building.

"OTC BB" means the NASD over the counter electronic bulletin board.

"PPV" or Pay-Per-View, refers to usage-based fee structure used sometimes in CATV programming in which the user is charged a price for individual programs requested.

"RO" means the ability to receive only of data, video, or voice via satellite.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"SMATV" refer to a multi-channel cable network service offered to private landowner of and MDU.

"Subscription Television" means a system of distributing programs for premium television programming, either over the air or by cable, for which the subscriber pays a fee. The signals for such programming may be scrambled to keep non-subscribers from receiving service. A decoder or descrambler might be used to allow the paying subscribers to receive the pay television programming. Synonymous with "premium television".

"UHF" or Ultra High Frequency, refers to corresponding electromagnetic signals ranging from 300 - 800 MHz; e.g. channels 14 - 69 on the television dial.

"Uplinking" refers to the beaming of signals from a terrestrial broadcast center to a stationary Satellite.

"VSAT" or Very Small Aperture Terminals refer to small, software-driven earth stations (typically 0.9-1.8 meters, which equates to 3-6 feet) used for the reliable transmission of data, video, or voice via satellite.

"WCAI" or "WAC" refers to the Wireless Communications Association International an organization which represents the broadband wireless industry worldwide. The WCAI's mission is to advance the interests of the wireless systems that provide video, voice and data services on a subscription basis through land-based towers to fixed reception/transmit devices. Membership is comprised of fixed wireless system operators worldwide, as well as: equipment and service suppliers; video, software and other content providers; financial institutions; and engineers, attorneys and other consultants.

Item 1. Description of Business

A. The Company

     1. Corporate Information


     Nostrad Telecommunications, Inc. ("the Company" or "NTC") is a corporation organized under the laws of the State of Nevada on September 24, 1993, as Cave Productions, Inc. The Company changed its corporate name to Nostrad Telecommunications, Inc. effective as of October 8th, 1997, in anticipation of its acquisition of Nostrad Media Pte. Ltd. a Singapore company ("Nostrad Media") and Omni Vision Africa Ltd., a British Virgin Island company ("OmniVision"). Please refer to "Item 1. Description of Business -The Company - Corporate History. "

     Although not required to do so, the Company has voluntarily filed this registration statement because (1) it believes that it can more readily accomplish its business and financing objectives if it were a reporting issuer under the Exchange Act and (2) it wants to satisfy current conditions for quotation of its common stock on the OTC BB.

     The Company maintains its corporate offices at Suite 420 West Esplanade, North Vancouver British Columbia V7M 3J9. Its telephone number is (604) 983-8778 and, its facsimile number is (604) 983-8779. The Company moved its head office from Las Vegas, Nevada in September of 1997, following the acquisition of Nostrad Media and Omni Vision.


     The Company maintains offices as follows: Vancouver, Canada, Singapore, Ulaanbaatar, Mongolia, Kampala, Uganda, and Rabat, Morocco. Please refer to "Item 3. Description of Property. "

     2. Corporate Structure

     The following chart sets out the Company's corporate structure and ownership interest in its various subsidiaries:

                         -----------------------------------
                         | Nostrad Telecommunications Inc. |
                         -----------------------------------
                                          |
                   |----------------------------------------------|
                   |                                              |
       --------------------------                  ---------------------------
       | OmniVision Africa Ltd. |                  | Nostrad Media Pte. Ltd. |
       |         100%           |                  |           100%          |
       --------------------------                  ---------------------------
                  |                                                       |
 |----------------|-----------|-----------|                               |
 |                |           |           |                               |
------------ ------------ ------------ ------------                 ------------
|OmniVision| |OmniVision| |OmniVision| |OmniVision|                 | Mongolia |
|  Uganda  | | Tanzania | |  Ghana   | |  Maroc   |                 |HomeVision|
|   100%   | |   80%    | |   80%    | |   65%    |                 |    80%   |
------------ ------------ ------------ ------------                 ------------

     3. Corporate History

     The Company was organized for the purpose of creating a vehicle to locate and acquire an operating business entity which management believed would be a suitable and viable acquisition candidate. The Company had limited operating activities from inception to September 30, 1997 when it effected the Acquisition.

     By Agreement dated February 25, 1998 with Nostrad Telecommunications Pte. Ltd.. a privately held Singapore company ("Nostrad Singapore"), the Company agreed to purchase (the "Acquisition") from Nostrad Singapore all of the issued and outstanding capital stock of each of Nostrad Media and OmniVision in exchange for 3,700,000 shares of the Company's common stock (on a post split basis) and a $300,000 promissory note.

     In furtherance of the Acquisition, a restructuring (the "Restructuring") consisting of the following was effected:

     1. Name Change. The name of Cave Productions was changed to Nostrad Telecommunications, Inc.


     2. Stock Split. On September 29, 1997 the then Board of Directors of the Company approved a 5,000 for 1 stock split, which stock split was effective upon filing, on September 30, 1997, of a certificate of amendment to the Company's certificate of incorporation.

     The effect of the stock split was to increase the number of shares of the Company's common stock $.001 par value per share, issued and outstanding from 600 to 3,000,000. The number of shareholders remained constant at eleven; being the same eleven persons (the "Selling Shareholders") who acquired the 600 shares on March 1, 1994. The Company believes that only one of the Selling Shareholders was an affiliate of the Company at the time of the Acquisition.


     3. Private Transactions. As an adjunct to and in order to facilitate the Acquisition, the Selling Shareholders sold and transferred (the "Private Transaction") to certain unaffiliated persons 2,840,000 shares of common stock representing approximately 94.6% of the then issued and outstanding shares of the Company's common stock.


     As at April 26, 2000, the Company had 12,200,000 shares issued and outstanding. Please refer to "Part II. Item 4. Recent Sale of Unregistered Securities.

The Business of the Company

The Acquisition was treated as a "reverse take over" for accounting purposes. Accordingly, by the business and financial information presented is that of Nostrad Singapore.

The Company is, and for the past three years has been focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To date, the Company has obtained Subscription Television licenses in Morocco, Uganda, and Tanzania, as well as an ISP licenses in Morocco. The DTH services in Morocco have been implemented with a launch of Showtime (a subsidiary of Viacom, Inc.) programming in June 1999.




     In order to implement its business in each country in which the Company operates, the Company requires various operating permits, licenses, and allocation of specific frequency and channels by the appropriate government Ministry in each county. The Company's current operations include:

A. Morocco Operations. Omni Vision Maroc, a 65% owned subsidiary, is licensed to distribute satellite DTH Subscription Television programming. The subsidiary has entered into an agreement with Showtime, to distribute Showtime's DTH programming package throughout Morocco.

B. Tanzania MMDS Pay TV Operations. OmniVision Tanzania, an 80% owned subsidiary, holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. The Company has applied for additional 8 channels in order to provide up to 15 channels of Subscription Television service as well as wireless internet services.

C. Uganda MMDS Pay TV Operations. OmniVision Uganda, a 100% owned subsidiary holds exclusive frequencies and licenses to operate a 21-channel MMDS system in Uganda.

D. Uganda Paging Operations. OmniVision Uganda also holds licenses to operate 5 paging channels. The system is currently being implemented and is expected to become operational by June/July of the year 2000.


E. Mongolia Paging Operations. HomeVision, an 80% owned subsidiary, holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers, the system currently has 125 subscribers.





Overview

     Television provides an important window to the world of entertainment, knowledge and information while telecommunications is a gateway for human interaction. The need and demand for these services are well documented. The Company intends to provide these services to its chosen markets in emerging economies, where market potential is significant and initial competition from larger international corporations is limited or even non-existent.



     For its Pay TV operations, the Company has chosen to deploy wireless MMDS technology as a cost effective signal delivery solution that allows low-cost entry and quick service roll-out. It enables the Company to provide appealing and price competitive programming to its subscribers in the targeted markets. The targeted countries were selected based on the Company's view of their respective market potential, relative political stability and governmental commitment to economic reforms and development.


     In the paging business, the Company, guided by its corporate philosophy of providing appealing and cost competitive solutions to its customers, is implementing alphanumeric and voice paging services in the two countries that it has paging licenses. Alphanumeric and voice paging were selected as the appropriate solutions for these emerging markets because access to public telephones, and telephones in general, is rather limited.


     Overall, the media and telecommunications markets in the targeted countries are relatively undeveloped and with limited competition, thus, offering the opportunities of smaller scale starts. With the current developments in the applied technologies, the Company envisages and believes that it will be able to expand into multimedia services through the integration of other convergent technologies in the future.



     The Company has assembled a management and technical team with experience in implementation, management and operation of cable TV, hardwire and wireless telecommunication systems in developed and developing countries. The team will focus on building the Company's subscriber base, with the goal of generating positive cash flows at low subscriber levels and endeavor to retain customers through quality on-going services and marketing programs.


     Over the longer term, the Company expects to expand through internal growth, acquisitions and joint ventures. It also intends to enhance growth through strategic alliances with international telecommunications companies, should the opportunities arise, with the view of maximizing the intrinsic value of the business and operations, and thus maximizing the long-term value for its shareholders. The Company has already formed associations with G1obeComm Systems and NetSat Express to develop VSAT Networks, and to provide technical and system integration services to OmniVision Maroc.


Industry and Competitive Environment


     Wireless system technology provides a low cost and competitive medium for the transmission of entertainment and information services to customers in single family homes, multiple dwelling unit properties and commercial properties. A city-wide wireless system can be implemented in a relatively short period of time (in less than 7 months, as compared to conventional cable which may take as long as 3 to 4 years), with lower initial capital investment. The system can be maintained for less than the maintenance cost of a conventional cable TV system.

     Unlike conventional cable systems, wireless systems do not require extensive coaxial cable networks, amplifiers and related equipment to meet low and fairly dispersed initial demand. As a result, capital costs and plant related operating costs are lower. Hence, the Company anticipates that it will be able to maintain cost and pricing advantages over conventional hard wire cable and satellite delivery such as DBS (Direct Broadcast Satellite) or DTH technology in the Subscription Television industry.

     The Company will focus on developing wireless cable and telecommunications systems in emerging markets where the terrain, frequency availability and other conditions are conducive to the economical transmission of wireless signals. The Company will target value-conscious consumers in both cabled and non-cabled areas with its basic and premium programming. The Company will differentiate itself by using its lower cost structure to offer customers competitive prices for programming with an emphasis on customer service.





     The Company is a development stage company; it has DTH subscribers in Morocco and paging subscribers in Mongolia. It does not have any MMDS subscribers in Uganda or Tanzania. The competition faced by the Company in its markets comes from privately held companies, which do not disclose their financial condition or subscriber information. Competition in each geographic market is described under the heading "Areas of Operation."


Technology


Wireless cable systems, otherwise known as Multichannel Multipoint Distribution Systems or MMDS operates from a central re-transmission facility known as the "head-end" consisting of satellite reception equipment and other equipment necessary to receive or produce the desired programming. The programming is then transmitted by microwave transmitters from an antenna located on a tower to provide a wide coverage area up to distances of 30 Kms. At the subscriber's location, a small antenna typically located on the rooftop, receives the microwave signals and converts them to frequencies that can be carried via conventional in-home coaxial cable to a descrambling converter located on top of the subscriber's television set.

     The MMDS technology to be employed by the Company has very similar technical characteristics to that used in the United States and Canada.. The spectrum of frequencies used, (2.5 to 2.9 Hz), the bandwidth per channel, (6
MHz), and other technical characteristics are virtually the same. Although MMDS requires direct line-of-sight reception and may be subject to interference by weather and topography, signal quality is high and much less subject to the outages and degradation often experienced by CATV coaxial cable systems.





Market Segmentation and Competing Pay-TV Delivery Technologies

     Other than the MMDS technology chosen by the Company as its delivery platform, television signals are replayed by various competing services and technologies, as follows:


Cable


     In the United States, cable competes effectively with wireless only because of amortized sunk costs in the cabling infrastructure which was built out over the last 30-40 years, before the advent of wireless technologies. In addition, the available MMDS frequencies in North America are limited, hence restricting the number of channels that can be offered through this platform.

     Capital investment for MMDS is generally less than that of conventional cable television investment. MMDS can also serve market areas where it will not be economically viable for cable operators due to low housing density (cost per subscriber's ratio). Hence, in markets with little or no cable infrastructure, MMDS will be more cost efficient to implement.

     However, the major issue impeding development of wireless cable in developed countries, such as those in North America and Europe, have not been construction costs, but burdensome frequency licensing procedures and the problems in obtaining access to the most desirable cable network areas.

Television Receive Only ("TVRO")

TVRO's are used by customers for direct reception of video programming from various satellites, and are generally used to receive free-to-air programming. They are generally used in markets where subscribers do not have access to cable or MMDS services. A conventional TVRO system can cost each subscriber between $1,000 and $3,000 (for the installation and purchase of a full-size satellite dish), depending on the features of the system, plus a monthly fee for access to specific programming that are encoded. There is also a need to re-position the receiver dish to several different satellites for different programming. Although, this positioning can be done via motorized controls it would entail a higher equipment cost.


Satellite Master Antenna Television ("SMATV")


     SMATV is a multi-channel cable network system service offered to private landowners of multiple dwelling units. SMATV uses satellite receivers to receive and compile programming and distributes the multi-channel programming to the subscribers in multiple dwelling units and large buildings. SMATV is, however, restricted mainly to free-to-air satellite programs as royalty fees for the encrypted programming are presently high.

Direct to Home ("DTH")


DTH companies transmit high-powered signals from a satellite directly to a small dish (about 60-90 cm in diameter) located at subscribers' homes. DTH is capable of delivering over 500 channels of digital programming. Currently, receiving equipment plus installation fees can cost each subscriber between $700 and $1,500, however the price of this $1,500 equipment is being reduced and it is expected that the price deferential between MMDS and DTH will, at some point disappear. Each additional independent outlet requires a separate decoder device at an additional cost to the subscriber. MMDS enjoys certain advantages over DTH, specifically DTH's:

     o    cost for  constructing  and launching  satellites;

     o    cost for equipment required for receiving signal;

     o limited local programming due to the small number of DTH subscribers in each country at this time.

     Foreign DTH operators, do present a source of competition for the Company. A DTH operator can provide service to urban and rural communities, since their broadcast footprint covers the whole country. Additionally DTH providers are in some of the Company's target markets are subsidizing the cost of the equipment and its installation; this may have an impact on the cost differential that MMDS has over DTH at this time and may make DTH a more competitive alternative to MMDS.


Telephone Companies - Video on Demand


     Recently telephone companies in developed countries have been implementing ADSL technology capable of providing audio/video services over telephone lines. Such services are at present costly to implement and restricted to offering video-on-demand and high speed Internet service. It is as yet uncertain as to whether the technology may be able to support multi-channel programming. The Company believes that MMDS will continue to maintain a cost advantage over such video services for the near term.

     The cable industry has developed a "Pay-Per-View" service that enable customers to order and pay for individually selected programs. PPV has been especially successful for specialty events carried on a pay-per-event basis, such as sports events. PPV requires subscribers to have addressable converters, as employed by the Company, which allow the Company to control what subscribers watch without having to visit the subscribers' residences. The Company believes that PPV has the potential for becoming popular as additional exclusive events become available for distribution.


     Digital compression, currently being developed by several equipment manufacturers, will allow several programs to be carried on one bandwidth, as opposed to current technology that allows only one program per bandwidth. Estimates of compression ratios are between 4:1 and 10:1 (about 150 to 300 channels). Digital technology will also enable MMDS to transmit high definition television signals. NTC believes that any compression technology that becomes commercially available will be beneficial to MMDS operators and will help to greatly expand the channel capacity available for programming.

     Currently, franchise cable operators are rebuilding their infrastructures with fibre optic networks in order to provide their customers with greater numbers of programming channels and services. In the past, franchise cable systems have been limited to the number of programming channels offered to customers by their current analogue transmission and coaxial cable technologies.

Other Wireless Competitors


In its target markets the Company can expect other MMDS wireless operators to provide limited competition. This is mainly due to the limited bandwidth (channel capacity) allocated in the target markets by the government authorities in the MMDS band. Over the longer term, the Company anticipates the market for subscription TV will be large enough to support the emergence of more and larger competitors, as the market develops within its region of operation.

In Africa, the main competitor for the Company is Multichoice, which broadcasts terrestrially in the UHF frequency spectrum and via DTH, for the premium direct-to-home market. While Multichoice focuses on such premium DTH delivery, the Company will focus on terrestrial wireless broadcast, with direct capital investments into its countries of operations. In the longer term, it is the Company's view that localized Pay TV industries are more likely to be favored over imports by the governments of the countries in which it operates. Please refer to "Part I - Item 1. Description of Business - Areas of Operations."


C. Areas of Operation


The Company has compiled as to each country in which it operates information set forth under the caption "Vital Statistics", "Mongolia", "Morocco", "Uganda", and "Tanzania", from generally available public information as of January 2000, published sources which the Company believes to be generally reliable.

Morocco

OmniVision Maroc SARL ("OVM") is currently holding the following documents:

-------------------------------------------------------------------------------------------------
Date of License      Title of License or Certificate            Notes              Duration
-------------------------------------------------------------------------------------------------
July 20, 1998        Incorporation Certificte
-------------------------------------------------------------------------------------------------
April 23, 1998       Exclusive   Distribution   Contract  with  Soread/OmniVision/ 5 years
                     Soread (government Pay-TV distributor)     ShowTime/Gulf
                                                                DTH
-------------------------------------------------------------------------------------------------
Jan 14th 1999        Amendment granting  OmniVision Maroc with  Gulf DTH           5 years
                     Exclusive    Distribution    Rights   for  /OmniVision
                     ShowTime channels in Morocco
-------------------------------------------------------------------------------------------------
March 11, 1999       Letter      confirming       OmniVision's  Gulf DTH/          5 years
                     distribution agreement                     OmniVision
-------------------------------------------------------------------------------------------------
Jan 14th 1999        Amendment to Agreement  dated Jan 14 1999  Gulf DTH/          5 years
                     amending various issues.                   OmniVision
-------------------------------------------------------------------------------------------------
Jan 14th 1999        Master    Agreement    granting   certain  Gulf DTH/          5 years
                     Non-Exclusive    Rights   to   distribute  OmniVision
                     ShowTime in Morocco
-------------------------------------------------------------------------------------------------
July 16, 1999        Agreement to develop VSAT  Networks,  and  Globecomm/OmniVi   5 years
                     technical and system integration           sion Maroc
-------------------------------------------------------------------------------------------------


OmniVision Africa Ltd., through its subsidiary OVM, was granted the necessary licenses by the Ministry of Communication to distribute a DTH service throughout Morocco. OVM on January 14, 1999 executed an agreement with Showtime, to distribute its programming package throughout Morocco. Showtime started uplinking its digital services on NileSat, in March of 1999, which allows its signals to be received throughout most of North Africa on a 90 cm dish. NileSat has rapidly established itself as one of the leading satellite solutions for the Middle East and North Africa delivering a wide variety of Western and Arabic channels 24 hours per day 7 days per week. OVM in June of 1999 commenced the soft launch and on October 22nd proceeded with the hard launch of the Showtime service. OVM is offering 13 channels providing programming 24 hours per day. Showtime is offered at packages from $49 per month to $89 per month. The subscribers' receiving equipment can be purchased from the Company or leased from the Company at $60 per month. Payments are made monthly, quarterly or annually in advance.


Competition

There are two local free to air TV channels operating.


All pay television must be distributed through a government owned agency named SOREAD. The Company is one of the three Pay TV operators permitted by SOREAD to provide Pay Television services in Morocco. The other two operators are Canal & Horizon (estimated 20,000 subscribers) which offers IDTH channel at a cost of $18 per month and ART (estimated 3000 subscribers) which offers 10 channels at a cost of $14 to $28 per month.



From the period October 1, 1999 through December 1999 OmniVision had 200 individual subscribers (as at April 30, 2000 there were 300 individual subscribers) and 3 hotels generating revenues of US$ 85,000.




OVM signed an agreement with Globecomm Systems "GSI" (NASDAQ: GCOM) to provide systems integration and end to end wireless solutions for its ISP operations in Morocco. As part of the agreement, GSI's subsidiary, NetSat Express, will provide Satellite Internet Access into the US Internet backbone to OmniVision. GSI designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as military applications. NetSat Express provides satellite based Internet access services, digital media distribution, and integration data, voice and video communications services. The Company plans to use NetSat Express ACCESS PLUS services to provide a comprehensive variety of Internet services including internet access, hosting, caching, ip multicasting, ip telephony, multi-media, broadcasting. The Company expects to begin to offer service by the middle of the year 2000.


Regulations


The government does not have any specific legislation regarding terrestrial re broadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. The Company monitors on an ongoing basis legislation or regulation changes that may impact its business.






Vital Statistics


------------------------------------------------------------------------------------------------------------------
Demography, Economy                      Source       1994             1995            1996             1997
------------------------------------------------------------------------------------------------------------------
Population                               1            26,075,000       26,621,000      27,170,000       27,518,000
------------------------------------------------------------------------------------------------------------------
GNP per capita                           1            1,164            1,218           1,355
------------------------------------------------------------------------------------------------------------------
GNP per capita (PPP)                     1            3,160            2,980           3,320
------------------------------------------------------------------------------------------------------------------
Average exchange rate per US$            1            9.20             8.54            8.72             9.53
------------------------------------------------------------------------------------------------------------------
Consumer price index                     1            126              134             138
------------------------------------------------------------------------------------------------------------------
Main Telephone Lines                     1            1,007,000        1,158,000       1,251,000        1,378,000
------------------------------------------------------------------------------------------------------------------
Cellular Subscribers                     1            13,794           29,511          42,942           74,442
------------------------------------------------------------------------------------------------------------------
Television Receivers                     1            1,830,000        2,500,000       3,500,000        5,000,000
------------------------------------------------------------------------------------------------------------------
Television Households                    1                                             3,480,000        4,480,000
------------------------------------------------------------------------------------------------------------------
Television per 100 inhabitants           1            7.02             9.39            12.88            18.16
------------------------------------------------------------------------------------------------------------------
Home Satellite Antennas                  1                                             403,000
------------------------------------------------------------------------------------------------------------------
Internet Hosts                           1                             229             468              1,405
------------------------------------------------------------------------------------------------------------------
Number of personal computers             1            35,000           45,000
------------------------------------------------------------------------------------------------------------------



1.   African  Telecommunication  Indicators -1998





Morocco


Morocco is bounded on the north by the Mediterranean Sea, on the east and southeast by Algeria, on the south by Western Sahara, and on the west by the Atlantic Ocean. The area of Morocco is about 446,550 sq. km (about 172,413 sq. mi.).

Morocco's resources are primarily agricultural, but mineral resources are also significant. Among the latter, the most important is phosphate rock; other minerals include coal, iron, lead, manganese, petroleum, silver, tin, and zinc.


The estimated population for 1995 was 28,260,000, giving the country an overall population density of about 63 persons per square kilometer (about 164 per square mile).

The capital of Morocco is Rabat, with a population (1998 estimate, greater city) of approximately 1,872,000. Other major urban centers, with their 1998 estimated (greater city) populations, are Casablanca (5,210,000), the country's largest city and main seaport; Marrakech (1,817,000) and Fes (1,412,000), both important trade centers; and Tangier (854,000), a seaport on a bay of the Strait of Gibraltar.


Islam is the established state religion of Morocco. Almost the entire population is Sunni Muslim. The monarch is the supreme Muslim authority in the country. About 1 percent of the population is Christian, and less than 0.2 percent is Jewish.

In 1963 schooling became compulsory in Morocco for children between the ages of 7 and 13, but significantly fewer girls than boys attend classes, and less than 40 percent of secondary-school-age Moroccans actually attend secondary school. Arabic is the main language of instruction, and French is also used in secondary schools. In the early 1990s it was estimated that 50 percent of the population was literate. In the late 1980s more than 2.9 million pupils attended primary or pre-primary schools, and more than 1.3 million students were enrolled in secondary and vocational schools.

About 240,000 people were enrolled in schools of higher education in Morocco in the late 1980s. Higher education of the traditional type is centered in Fes at A1 Qarawiyin University, which was founded in AD 859. Modern higher education is offered at Mohammed V University (1957), at Rabat; Mohammed Ben Abdellah University (1974), at Fes; Cadi Ayyad University (1978), at Marrakech; Hassan 11 University (1976), at Casablanca; and Mohammed I University (1978), at Oujda. Rabat also has colleges of fine arts, public administration, agriculture, and economics, and the School of Native Arts and Crafts (1921) is in Tetouan.

Morocco is primarily an agricultural country, although no more than about 20 percent of the land is cultivated. In the early 1990s gross domestic product
(GDP) was estimated at $28 billion, or about $1,005 per person. The estimated budget during the same period included revenues of about $7.5 billion and expenditures of about $7.7 billion.

The principal crops of Morocco are cereals, particularly wheat and barley (3 million metric tons in the early 1990s); potatoes (900,000 metric tons); tomatoes (900,OOOmetric torts); melons (551,000 metric tons); olives (500,000 metric tons); grapes (294,000 metric tons); pulses (163,000 metric tons); dates (82,000 metric tons); and sugarcane and sugar beets (3.7 million metric tons). Many other fruits andvegetables are also grown. Livestock included about 17 million sheep, 5.5 million goats, and 3.3 million head of cattle.

Morocco is a leading producer of phosphate rock; annual output was about 21.4 million metric tons in the early 1990s. Other minerals produced were coal (526,000 metric tons), iron ore (149,500), lead (95,300 metric tons), manganese ore (49,400 metric tons), and zinc (40,100 metric tons).

Morocco's manufacturing sector is made up mostly of small-scale enterprises. Construction materials, chemicals, textiles, footwear, processed food, wine, refined petroleum, and many other kinds of goods are produced in Morocco. Artisans produce fabrics, leather goods, ceramics, rugs and carpets, and woodwork of high quality. Annual production in the early 1990s included about
1.2 million sq. m (about 1.4 million sq. yd) of rugs and carpets, 5.8 million metric tons of cement, and 1.1 million tons of phosphoric acid.



Morocco's leading exports are phosphates and phosphoric acid. Other exports include citrus fruit, wheat, fish, and minerals. Annual exports in the early 1990s earned $3.5 billion. Imports, consisting mainly of industrial equipment, food products, manufactured goods, and fuels, were valued at $6.5 billion. The principal trade partners of Morocco are France, Spain, Italy, Germany, the United States, and the United Arab Emirates. Morocco gains much foreign exchange from remittances by Moroccans working abroad and from the expenditures of the large number of tourists who visit the country each year.

Morocco has extensive port facilities, concentrated principally at Casablanca. Other ports include Agadir, Kenitra, Mohammedia, Safi, and Tangier. In the early 1990s the country had some 1893 km (some 1176 mi.) of railroad track and 59,198 km (36,786 mi.) of roads, some 47 percent of which were hard-surfaced. Morocco had about 669,637 passenger cars during the same period. Domestic and international air service is provided by Royal Air Maroc; several major foreign airlines also serve Morocco.

Radio and television programs are broadcast in several languages in Morocco, and about 5.4 million radios and 2.9 million television receivers are in use in the early 1998s. The country has 12 daily newspapers and numerous periodicals.




Morocco's unit of currency is the dirham (10.6758 dirhams equal U.S.$1 at April 30, 2000).


Uganda

OmniVision Uganda Ltd. ("OVU") is currently holding the following documents:

------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certificiate           Notes              Duration
------------------------------------------------------------------------------------------------------------
June, 4 1997         Certificate of Incorporation
                     544,490/1619978
------------------------------------------------------------------------------------------------------------
May 30, 1997         Joint Venture Agreement                    Orbitornics/OmniVi 50 years
                                                                sion  Africa Joint
                                                                Venture
------------------------------------------------------------------------------------------------------------
Dec 16, 1997         Uganda Communications Commission           2.484    Ghz    -  Indefinite
                     Assignment of Frequency                    2.716 Ghz          Refer to Risk Factor 14.
------------------------------------------------------------------------------------------------------------
Sept 7, 1999         Uganda Commuincations Commission           2.484    Ghz    -  Indefinite
                     Extension of Assignment of Frequency       2.716 Ghz          Refer to Risk Factor 14.
------------------------------------------------------------------------------------------------------------
Oct 19, 1998         Uganda Commuincations Commission                              No Specific Duration
                     Permi.ssion  to Operate  TV  Broadcasting                     Refer to Risk Factor 14.
                     Service Through MMDS Techniques
------------------------------------------------------------------------------------------------------------
May 7, 1998          Uganda Commuincations Commission                              5 years
                     License to operate a  Paging Services                         Refer to Risk Factor 14.
                     License # TL-98-15
------------------------------------------------------------------------------------------------------------
May 19, 1999         Public  Notice of  OmniVision's  licenses  MMDS-Broadcasting  No Specific Duration
                     to operate  by the Uganda  Communications  & Paging           Refer to Risk Factor 14.
                     Commission
------------------------------------------------------------------------------------------------------------


OmniVision Africa Ltd., through its subsidiary OVU, was granted the necessary licenses by the Ministry of Communication and the Uganda Investment Authority for undertaking telecommunications activities and to provide 21 channels of pay TV (employing radio frequencies between 2.484 to 2.716 GHz). OVU was granted approval by the Ministry of Communications in Uganda to expand its services to include paging services in Kampala, Jinja and Entebbe. The paging operations are scheduled to be operational in Kampala by the middle of the year 2000. OVU has obtained an agreement to use the existing transmission tower and site on the top of Kololo Hill in Kampala for its MMDS and paging transmission headends. The agreement is for a period of 10 years and calls for annual payments $5,000.

Competition in Uganda


There are three local free to air TV channels operating. One is run by the local government called UTV, operating on channel 5 VHF; and the other two, which are privately owned are Sanyu TV on channel 28 UHF and Channel TV on channel 12 VHF. This last station, however, is not being received in most of Kampala because of the poor location of its broadcast site.


Multichoice of South Africa offers a M-Net package of three subscription channels, consisting of channels 7, 11, and 13 VHF, which are being broadcast in encrypted mode. Their programming is comprised a Movie channel (Movie Magic), a sport channel (Super Sport), and the M-Net channel showing BBC/Kid TV. Although this is an adequate choice of programming, given limited alternatives, it is very expensive. Its fees consist of approximately US$120.00 for the installation and a monthly fee of about US$45.00. Nevertheless, even with this expensive pricing, there are approximately 3,500 subscribers to this service.

Proposed Programming Charges

Basic subscriber charge $17.50 for 15 channels of basic with 5 premium channels.

Regulations

The government does not have any specific legislation regarding terrestrial re broadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. Since a number of the Company's licenses in Uganda do not have a specific term they may be more susceptible to termination as a result of the enactment of new laws. Please refer to "Part I - Description of Business - Risk Factor." The Company monitors on an on going basis legislation or regulation change that may impact the business of the Company.


Vital Statistics


-------------------------------------------------------------------------------------------------------------------
          Demography, Economy             Source        1994            1995            1996            1997
-------------------------------------------------------------------------------------------------------------------
Population                                   1         18,592,000      19,022,000      20,256,000       20,791,000
-------------------------------------------------------------------------------------------------------------------
GNP per capita                               1                282             315             251
-------------------------------------------------------------------------------------------------------------------
GNP per capita (PPP)                         1                860             960           1,030
-------------------------------------------------------------------------------------------------------------------
Average exchange rate per US$                1             979.45          968.90        1,046.08         1,083.01
-------------------------------------------------------------------------------------------------------------------
Consumer price index                         1                227             247             265              283
-------------------------------------------------------------------------------------------------------------------
Main Telephone Lines                                       30,449          38,972          47,927           51,829
-------------------------------------------------------------------------------------------------------------------
Cellular Subscribers                                                        1,747           4,000            5,000
-------------------------------------------------------------------------------------------------------------------
Television Receivers                         1            400,000         500,000         525,000
-------------------------------------------------------------------------------------------------------------------
Television Households                        1            399,728         500,278         524,630
-------------------------------------------------------------------------------------------------------------------
Television per 100 inhabitants               1               2.15            2.63            2.59
-------------------------------------------------------------------------------------------------------------------
Home Satellite Antennas                      1
-------------------------------------------------------------------------------------------------------------------
Internet Hosts                               1                                 58              17               30
-------------------------------------------------------------------------------------------------------------------
Number of personal computers                 1                             10,000          10,500
-------------------------------------------------------------------------------------------------------------------

(1)  African Telecommunication Indicators


Uganda

Uganda, a republic in eastern Africa, is bounded on the north by Sudan, on the east by Kenya, on the south by Tanzania and Rwanda, and on the west by Zaire; it is a member of the Commonwealth of Nations. Uganda has an area of 241,139 sq. km (about 93,104 sq. mi.).

Almost all the inhabitants of Uganda are black Africans. About two-thirds of the people speak the Bantu language; they live in the southern half of the country and include the Ganda, Soga, Nyoro, Nkole and Toro ethnic groups. Most of the remaining people speak the Nilotic language; they live in the north and include the Acholi, Lango, and Karamojong ethnic groups.

The 1995 population estimate was 20,405,000, giving the country an overall population density of about 85 persons per sq. km (about 219 per sq. mi.). Uganda's growth rate in the early 1990s was about 3 percent.


Uganda's capital and largest city is Kampala (estimated population in 1997 1,373,463), which is located near Lake Victoria. Other cities include Jinja (90,979), Mbale (53,634), Gulu (42,841), Entebbe (71,638), Soroti (40,602) and
Mbarara (40,383).


The British educational system has been influential in Uganda, and missionary schools have played an important role in educating the people. In the late 1980's about 2.6 million pupils attended some 7,900 primary schools in Uganda and some 240,000 students were enrolled in more than 900 secondary, technical and teacher-training schools. Uganda's leading institutions of higher education are Makerere University (1922) and Uganda Technical College (1954), both located in Kampala.


The economy of Uganda has shown a steady recovery since 1987 when the Government of Uganda put into place an Economic Recovery Program Plan with assistance from the World Bank and the IMF. As a result of the Government's commitment to reforms, Uganda's annual Gross Domestic Product (GDP) growth averaged six percent during fiscal years 1986-1994 and eight percent over the past three years. GDP growth is expected to average six percent for the next three years.





The Government of Uganda appears to be liberalizing the economy. In the past few years, the government has abolished monopolies in coffee, cotton, power
generation   and    telecommunications.    Foreign   exchange,    based   on   a
market-determined exchange rate, can be freely purchased. Many public enterprises have been privatized or are scheduled for privatization. Loss-making companies are being liquidated, enterprises, which could be managed better by private companies, are being divested, and other enterprises are being restructured. In 1991 the Uganda legislature, the National Resistance Council, enacted a law, the Investment Code, that provided conditions that are more favorable for investment in Uganda for both local and foreign investors. Under that same legislation, the Uganda Investment Authority was established with the major aim of promoting and facilitating investments in Uganda.


Tanzania

OmniVision Tanzania Ltd. ("OVT") is currently holding the following documents:

------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certiciate             Notes              Duration
------------------------------------------------------------------------------------------------------------
Oct 29, 1998         Certificate of Incorporation # 35098                          No Specific Duration
                                                                                   Refer to Risk Factor 14.
------------------------------------------------------------------------------------------------------------
Oct 15, 1998         Joint    Venture     Agreement    between                     No Specific Duration
                     CableVision    Africa     Ltd./OmniVision                     Refer to Risk Factor 14.
                     Africa Ltd.
------------------------------------------------------------------------------------------------------------
Sept 10, 1998        Tanzania Broadcasting Commission           2.532 - 2.635 Ghz  No Specific Duration
                     Allocation of MMDS Frequencies for         5 channels         Refer to Risk Factor 14.
                     Pay-TV
------------------------------------------------------------------------------------------------------------
Aug 13, 1999         Tanzania Broadcasting Commi.ssion          2.509-2.683 Ghz    No Specific Duration
                     Construction   Permi.t   for   MMDS   and  7 channels         Refer to Risk Factor 14.
                     Assignment  of   additional   Frequencies
                     for  Pay-TV
------------------------------------------------------------------------------------------------------------


OmniVision Africa Ltd., through its 80% owned subsidiary OVT, has been allocated frequency licenses by the Ministry of Telecommunications for undertaking telecommunications activities and to provide, initially, 7 channels (applications for up to 15 channels have been submitted) of pay TV (employing radio frequencies between 2.5 to 2.58 GHz). OVT's local partner, CableVision (Africa) Ltd., the parent Company of Coast Television Network Ltd. (CTN), a local television broadcaster, has agreed, under the terms of its Joint Venture Agreement, to provide the use of its transmission tower atop their building and transmission facilities for the MMDS Pay-TV project at no cost to the Company. CTN has approximately eight years remaining on its lease. The Company plans launching its MMDS Pay TV project during the middle of the year 2000.


Tanzania

The United Republic of Tanzania is bounded on the north by Kenya and Uganda, on the east by the Indian Ocean, on the south by Mozambique, Malawi and Zambia, and on the west by Zaire, Burundi and Rwanda. The country includes the islands of Zanzibar, Pemba and other offshore islands in the Indian Ocean. The total area of Tanzania is 945,087 sq. km (364,898 sq. mi.). Dar es Salaam is the capital and largest city.


The landscape of mainland Tanzania is generally flat and low along the coast, but a plateau at an average altitude of about 1,200 m (about 4,000 ft) constitutes the greater part of the country. Isolated mountain groups rise in the northeast and southwest. The volcanic Kilimanjaro (5,895 m/19,340 ft), the highest mountain in Africa, is located near the northeastern border. Three of the great lakes of Africa lie on the borders of the country and partially within it. Lake Tanganyika is located on the western border, Lake Victoria on the northwest and Lake Nyasa (Malawi) on the southwest. Lakes Nyasa and Tanganyika lie in the Great Rift Valley, a geological fault system extending from the Middle East to Mozambique.


Zanzibar, separated from the coast of the mainland by a channel some 40 km (some 25 mi.) wide, is about 90 km (about 55 mi.) long and covers an area of 1,658 sq. km (about 640 sq. mi.). It is the largest coral island off the coast of Africa. Pemba, some 40 km (some 25 mi.) northwest of Zanzibar, is about 68 km (about 42 mi.) long and has an area of approximately 984 sq. km (380 sq. mi.). Both Zanzibar and Pemba are mostly low-lying.


Diamonds are the most important of the minerals currently being exploited in Tanzania. Large deposits of coal and iron ore are known to exist in the southern region. Forestland constitutes one of the most substantial natural resources of the country. Among the many hardwoods found are mahogany and camphorwood. The country abounds in wildlife, including antelope, zebra, elephant, hippopotamus, rhinoceros, giraffe, lion, leopard, cheetah and monkey. The population of Tanzania (1995 estimate) is about 30,742,000, giving the country an overall population density of about 33 persons per sq. km (about 84 per sq. mi.). Yet, the population distribution is irregular, with high densities found near fertile soils around Kilimanjaro and the shores of Lake Nyasa, and comparatively low density throughout much of the interior of the country. The government has reversed a policy of resettling people in registered villages after its effectiveness proved limited.

The largest city and seat of government, Dar es Salaam, has an estimated population (1997) of 3,260,850. Other major cities are Mwanza (223,013), a port on Lake Victoria, and Tanga (187,634), an industrial center and seaport. Zanzibar (357,634) is the largest city on the island. Dodoma (203,833) has been designated as the eventual capital of Tanzania.


Under  the  new  administration  of  President  Benjamin  Mkapa,  the  Tanzanian
Government has set out to reverse the socialist policies began by former President Nyerere and to reduce government interference in the economy. As such, the government has embarked on a policy of selling off government corporations. This effort has continued over the last twelve months with a number of large corporations going up for auction. The largest and most notable corporation on the auctioning block, the Tanzanian Cigarette Company, has been sold to RJR/Nabisco Corporation.

The economy of Tanzania is primarily agricultural. More than 80% of the economically active population is engaged in farming and agricultural products account for about 75% of the annual exports.

The country is the world's largest producer of sisal and cloves. A series of development plans has stressed growth of the agricultural cash economy and a reduction in dependence on imports for manufactured goods. GDP (1995): US$ 4.0 bil. Real GDP Growth Rate (1995): 3.9%

The Tanzanian government continues to provide incentives to outside investors wishing to invest in Tanzania. In 1990, the government created the Investment Promotion Center (IPC) and charged it with promoting international investment in Tanzania, assisting potential investors, and providing investment incentives to individuals and companies wishing to set up shop in Tanzania. In 1995, the government introduced a uniform tax of 5 percent on imported capital goods, thereby rationalizing (and encouraging) investment across the board while reducing the negative effect of excessive special exemptions.



Mongolia




Nostrad Media), through its subsidiary, HomeVision obtained a license in Mongolia to establish wireless broadcast. pay-television (license granted in June 1996, frequencies of 2.3-2.99 GHz). HomeVision's signals will pass 120,000+ TV households. Given the current tolerance by Mongolia's government for unlicensed cable operators to provide Pay TV, the Company has decided to delay plans for Pay TV implementation indefinitely.

In line with HomeVision's plan to include telecommunications services in its offerings, government approval for paging operations, including national alphanumeric and voice paging, was obtained (frequencies 163.1, 146.300, 147.300, 155.300, and 156.300 MHz) in late 1996. The Company is operating voice, numeric and alphanumeric paging (under the brand name of "NOSTRAD Paging") in

Ulaanbaatar. Subscription rates start at $5.00 for numeric, $10.00 for alphanumeric and US 15.00 for voice paging services, equipment costs range from $30.00 to $250.00. The Company currently has 250 subscribers.

HomeVision has obtained a long-term lease on a 3-storey broadcasting center, including the use of the existing transmission tower, from the Mongolian Radio and TV Company. The center houses a production studio, satellite signal receiving and re-transmission headend, and corporate administration and currently is the operations and transmission center for the paging network.


HomeVision currently employs 10 person for its paging operations.


D. Risk Factors

     1.   The Company has had a limited operating history.

     The Company has only recently commenced operations and has limited assets. It has a limited record of commercial production, earnings or sales. The Company, therefore, must be considered promotional and in its early formative and development stage.


     2.   The   Company's   recurring   losses  and  negative  cash  flow  raise
          substantial  doubt about its  ability to continue as a going  concern.

     The Company has suffered significant recurring net losses, negative operating cash flow and faces uncertainty as to the successful exploitation of its assets, which raise substantial doubt about its ability to continue as a going concern. As at December 31, 1999 the Company had a deficit of $2,816,646. Please refer to the "Financial Statements" and the notes thereto.


     3. The Company success is based upon the commercial acceptance of its products and services.

     There is no assurance that the Company's products and services will achieve commercial acceptance or, if they do, that a functionally equivalent product or service will not be developed by competitors with access to significantly greater resources to devote to research, development and marketing. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably.


     4. The Company will need additional funding in order to fully implement its business plan.


      The Company has limited financial resources and does not have any significant cash flow at this time; accordingly, to the extent that additional funds are required, the Company will seek to obtain such funds through equity and/or debt offering. There is no assurance that if additional funding were needed, it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of the process to the market place or the ability to supply sufficient product to the market place on a continual and profitable basis.


     5. The Company may face competition from larger companies.


     The communications industry is intensely competitive and the Company competes and will compete with companies having greater financial resources and technical facilities. Therefore to the extent that the Company is able to establish sales, revenues and property there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.


     6. The Company's success in the countries in which it operates is dependent on access to adequate labor and key personnel.

     The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. The continuing development of the process has been almost entirely dependent on the skills of management and certain key employees of the Company with which the Company has no employment agreements. Loss of the services of any part of this management team and key employees could have a material adverse effect upon the Company. Please refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons. "


     7. In the future there may be conflicts of interest between the Company and other entities affiliated with its officers and directors.


     From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.


     8. The Company has not paid any dividends nor does it expect to pay any dividends in the foreseeable future.


     Since its inception, the Company has had no earnings and has not paid any dividends on its Common Stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors based on conditions then existing, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook and other factors. Additionally, the Company intends for the foreseeable future to follow a policy of retaining all or substantially all of its earnings, if any, to finance the development and expansion of its business.


     9. The Company is subject to currency risks.


     The Company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the US dollar. The Company earns revenue and incurs operating expenses predominantly in US dollars. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss. The Company does not use derivatives to reduce its exposure to foreign currency risk.


     10. The Company may be subject to credit risks.


     Credit risk arises from the possibility that the entities to which the Company sells products or services may experience financial difficulty and be unable to fulfill their contractual obligation. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, geographic location of the debtor, and obtaining collateral security where appropriate.


     11. The Company may be subject to "Year 2000" risks.

     Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. Please refer to "Item 2. Management's Discussion and Analysis or Plan of Operation. "


     12. The sale or transfer of the shares by shareholders may be subject to the "Penny Stock Rules."


     Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of shareholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its shareholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.


     13. Since there is a limited market for the Company's Common Stock, shareholders may find it difficult to sell their shares.


     Although the Common Stock is quoted for trading on the "pink sheets," it is not quoted on any exchange. Therefore, the market for and the liquidity of the Common Stock is very limited.


     In the absence of a security being quoted on NASDAQ, or the Company having $2,000.000 in net tangible assets, trading in the Common Stock would be covered by a Securities and Exchange Commission (the `Commission") rule under which broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written agreement to a transaction prior to sale. Securities are also exempt from the rule if the market price is at least $5.00 per share.

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock. The Commission has recently adopted regulations under such act which defines penny stock to be any non-NASDAQ equity security that has a market price of less than $5 per share (as defined). Unless exempt, for any transaction in a penny stock, the new rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer/s disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale.

     Disclosure also has to be made about commissions payable to both the broker/dealer and the registered representative and current quotations of securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Non-NASDAQ stock would not be covered by the definitions of penny stock for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operations for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.


     14. Shareholders may be subject to dilution through the possible future issuance of common stock.


     The Company is authorized to issue up to 25,000,000 shares of Common Stock. Presently there are 11,100,000 shares of Common Stock outstanding. Additional issuances of Common Stock may be required foe raising capital, acquiring stock or assets of other companies, compensating employees or undertaking other activities without stockholder approval. These additional issuances of Common Stock will increase the number of outstanding shares and further dilute stockholders' interest. Since the Company's Common Stock is currently subject to the existing rules on penny stocks, the market liquidity for the Company's securities can be severely adversely affected.


     15. The Company is subject to the risks generally associated with operations in foreign and developing countries.


     The Company is subject to risks associated with operating in foreign and developing countries. These risks may take the form of, but not necessarily limited to, nationalization, expropriation, or regulated out of existence (this can be done in whole or in part), riots, and war change in tax rates, or a freeze on capital repatriation.

     The target countries have in place internationally recognized laws to protect and encourage foreign investment. The target countries do not have any specific legislation regarding terrestrial rebroadcasting by MMDS systems. In the future legislation may be introduced that may impact on the business of the Company. The Company monitors on an on-going basis legislation or regulation changes that may impact the business of the country.


     16. The Company is subject to general business risks associated with providing its products and services.


Such risks include:

Pirating of Signals. All MMDS systems in the target markets will have in place the most up to date encryption technology to reduce pirating of signals.

Bill Collections. In order to minimize collection risk, the Company is implementing computerized tracking, which will monitor customer payment records and suspend or cancel service for non-payment. This can be done from the head office without the need to visit the subscriber premises. As the Company will be selling instead of leasing out its decoders, loss from non-payment is also reduced.

Service interruptions due to poor installation. The Company will institute a quality assurance program in conjunction with on-going training and customer service monitoring to ensure quality service at a reasonable cost. The installation of subscriber equipment is a relatively simple task, which requires basic mechanical skills.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove successful.


     17. The Company may be subject to certain risks arising from technical problems associated with providing its products and services.


Such risks include:

Quality of hardware products can cause service problems. All the equipment manufacturers providing systems for the projects will have installed MMDS systems throughout the world and have a long service record.

Equipment maintenance problems due to non-availability of parts and timely delivery. The Company will have back up equipment available on site. In addition, the main transmitter has redundancy built in to reduce service interruption.

Satellite Delivery problems. As programming originates, and is downlinked, from numerous satellites in the region, program providers would be able to switch to alternative delivery during periods of down time as there is available transponder space for such switching.

Analog to Digital Conversion. The current engineering design of the systems to be implemented have the ability to be upgraded to digital in the future. The customer equipment will also have to be upgraded, however until the price becomes more affordable the digital conversion will not take place.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove to be successful.

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations


     The Company is a development stage telecommunications company. Expenditures to-date have been primarily focused on purchasing capital equipment, and for general overhead in the Company's four international offices. Nostrad commenced paging operations in Mongolia during 1998, and commenced providing DTH subscription services in Morocco during 1999. The Company's primary focus for the last three years has been and continues to be MMDS Subscription TV services and is currently licensed in Kampala, Uganda; and in Dar es Salaam, Tanzania. The Company is authorized to distribute DTH subscriber Pay-TV in Morocco. The Company plans to implement the MMDS licenses as soon as possible and is also endeavoring to obtain additional MMDS licenses in areas with great potential for Subscription TV.


Year ended December 31, 1999 compared to the year ended December 31, 1998


During Fiscal-99, the Company:


1. Commenced providing direct to home ("DTH") television service in Morocco during October 1999.

2. Commenced ordering the balance of the equipment required to launch its Paging and MMDS operations in Kampala, Uganda. To date, the Company has completed its construction of its head-end site for the Paging and MMDS systems.

3. Completed the main antenna atop the largest building in Dar es Salaam. Commenced leasehold improvements required

4. Completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 2nd Quarter 2000.


5.   Indefinitely  postponed the facilitation of the Subscription TV roll out in
     Mongolia  due  to  the  slowdown  of  the  Asian  markets  and   unresolved
     programming copyright issues

The Company has entered into an agreement to distribute "Showtime" programming package, a Direct to Home (DTH) service. Showtime is a Viacom, Inc. company headquartered in Dubai, UAE and uplinks 13 specialty Pay-TV channels and 25 Free to Air channels. The Company is attempting to secure exclusive licenses for MMDS frequencies in the Ivory Coast, Morocco, Tunisia, Bangladesh and Indonesia. In Pakistan, the Company is in negotiations to provide Subscriber Management, Programming, Operational and Technical Management for the country's exclusive MMDS operator.

     During Fiscal 99 there was a material change in the Company's sales and gross profit outlined as follows:


     ---------------------------------------------------------------------------
                                            Year to Dec 1999   Year to Dec 1998
     ---------------------------------------------------------------------------
     Pager revenues                                  $27,900           $ 60,100

     DTH Sales                                        78,000                 --
                                                    --------            -------
                                                     105,900             60,100
                                                    --------            -------
     Cost of Sales
       Material Costs                                 96,300             50,500
       Marketing Costs                                10,900             13,900
                                          -------------------------------------
     Total Cost of Sales                             107,200             64,400
                                          -------------------------------------
     Gross Profit                                   $( 1,300)           $(4,300)
     --------------------------------------------------------------------------

     DTH material costs were higher than expected due to damaged and lost equipment. During 1999, paging operations in Mongolia competed against inexpensive cellular telephone services. Consequently, the Company experienced less than expected sales. Gross profits remained consistent though at minus 7% for both years. The effect on the earnings per share was minimal.


     During October 1999, the Company officially launched its Pay-TV services in Morocco, under an exclusive distribution agreement with Showtime (a Viacom company). To date, the Company has completed its construction of its head-end site for the Pay-TV and Paging systems in Uganda. The Paging transmitters, terminal and pager inventory are on site and the Company plans to launch this operation in July 2000. The Company has also recently completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 3rd Quarter 2000. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been delayed indefinitely.

     The Company has secured an agreement to distribute "Showtime" programming package, a DTH service in Morocco. Showtime is a Viacom Company headquartered in Dubai, UAE and uplinks 13 specialty Pay-TV channels and 25 Free to Air channels.


     During the 4th quarter, the Company commenced taking subscriptions to a private placement of 1,000,000 Units (each consisting of one share and one share purchase warrant, exercisable at $1.50 during the first year of the term of the warrant and at $2.00 during the second year) raising a total of $1,000,000. As at December 31, 1999, $250,000 worth of subscriptions had been received. On April 26, 2000, the Company issued 1,000,000 Units. Also during the YE 99, the Company closed on its acquisition of its 80% owned OmniVision Tanzania Ltd. by issuing to Nostrad Singapore 1,300,000 shares.


     During YE 99, General and administration expenses, net of depreciation were $1,207,000 as compared to $792,000 during the YE 98. The cause of this $415,000 increase is due to increased activity in its US head office $192,000; and increased activity in its Singapore office, $176,000; and the opening of its Rabat, Morocco office, $114,000.

-----------------------------------------------------------------------------------------
                                                        1999                       1998
-----------------------------------------------------------------------------------------
Mongolia
  General and administration                       $    33,000                  $ 139,000
  Depreciation                                          78,000                     73,000
US Head Office
  General and administration                           546,000                    354,000
  Depreciation                                              --                         --
Singapore Office
  General and administration                           192,000                     16,000
  Depreciation and development costs expense           179,000                     88,000
Kampala Office
  General and administration                           244,000                    211,000
  Depreciation                                          50,000                         --
Morocco Office
  General and administration                           186,000                     72,000
                                                   ---------------------------------------
Total General and administration                   $ 1,207,000                  $ 792,000
                                                   ---------------------------------------
Total Depreciation and deferred cost write down-   $   307,000                  $ 161,000
------------------------------------------------------------------------------------------


     During YE 99, general and administration expenses, in its US head office rose to $546,000, up $192,000 from 1998. The increase was due to increased consulting fees $165,000 and increased office costs of $27,000. Singapore general and administration costs rose $176,000 to $192,000 during YE99. As most of Singapore's activities focused on obtaining new licenses, the application of SOP 98-5 had material impact on Singapore's expenses during YE 99 over 1998. Morocco's general and administration expenses rose to $186,000 from $72,000 during YE 98. The cause of this $104,000 increase is due to increase office expenditures during the year.

Year ended December 31, 1998 compared to the year ended December 31, 1997


     During YE 98 there was a material change in sales and gross profit outlined as follows:

     --------------------------------------------------------------------------
                                                       1998               1997
     --------------------------------------------------------------------------
     Pager revenues                                 $ 60,000           $ 16,000
     Cost of Sales:
          Material Costs                              50,000             12,600
          Marketing Costs                             14,600              2,500
     --------------------------------------------------------------------------
     Total Cost of Sales                              64,600             17,100
     --------------------------------------------------------------------------
     Gross Profit                                   $ (4,600)          $ (1,100)
     --------------------------------------------------------------------------

     During 1997, paging operations in Mongolia were test launched. YE 98 revenues reflect marketing for the entire year, consequently sales were much higher in 1998. Gross profits remained consistent though at minus 7% for both years. The effect on the earnings per share was minimal. At the end of YE 98 the Company commenced test launching of its Pay-TV services in Morocco, under an exclusive distribution agreement with Showtime (a Viacom company). Sales of the Pay-TV services commenced during October 1999. To date, the Company has completed its construction of its head-end site for the Pay-TV and Paging systems in Uganda. The Paging transmitters, terminal and pager inventory are on site in Kampala and the Company plans to launch this operation by mid 2000. The Company has also recently completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 2nd Quarter 2000. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been delayed.





     During the 3rd quarter 1998, the Company completed a private placement of 1,500,000 shares raising a total of $955,255 net of $19,745 in finder's fees. Also during the YE 98, the Company closed on its acquisition of the balance (20%) of OmniVision (U) Ltd. by issuing 500,000 shares; as well as closing on its 80% owned OmniVision Ghana Ltd. by issuing to Nostrad Singapore 1,200,000 shares. The Company also entered into a Stock Option Plan where it is committed to issue up to 1,500,000 shares to officers, directors, employees, and consultants upon exercise of options.


     During YE 98, General and administration expenses, net of depreciation and foreign exchange were $792,000 as compared to $128,000 during the YE 97. The cause of this increase is due to the opening of its Kampala head office its Morocco office, and increased administration activities in the Company's head office and in Singapore as follows:


--------------------------------------------------------------------------------
                                                          1998             1997
--------------------------------------------------------------------------------
Mongolia
  General and administration                         $ 139,000        $ 105,000
  Depreciation                                          73,000            74,000
US Head Office
  General and administration                           354,000            23,000
  Depreciation                                              --                --
Singapore Office
  General and administration                            16,000                --
  Depreciation and development costs expense            88,000           132,000
Kampala Office
  General and administration                           211,000                --
Morocco Office
  General and administration                            72,000                --
                                                    ----------------------------
Total General and administration                     $ 792,000        $  128,000
                                                    ----------------------------
Total Depreciation and deferred cost write down-     $ 161,000        $  206,000
--------------------------------------------------------------------------------

     During YE 98, general and administration expenses, in its US head office rose to $354,000, up $332,000 from 1997. The increase was due to increased consulting fees $162,000 and increased office costs of $70,000. Singapore general and administration costs rose $16,000 to $16,000 during YE98, as most of Singapore's expenses were deferred. The $211,000 spent in opening the Kampala office and the $72,000 spent in opening the Rabat, Morocco offices are also reflected.


     As at December 31, 1998, the Company's working capital was a $777,000 deficiency, as compared to working capital of $11,000 as at December 31, 1997. The Company owed $582,000 to certain shareholders. This amount is included in the working capital deficiency. The Company has no other long-term liabilities.



Liquidity and Capital Resources


     As at December 31, 1999, the Company's working capital was a $1,677,000 deficiency, as compared to working capital deficiency of $778,000 as at December 31, 1998. The Company owed $1,037,000 to certain shareholders and related companies. This amount is included in the working capital deficiency. The Company has no other long-term liabilities. . Additional working capital is intended to be raised by way private placement and further borrowings from its majority shareholder.


Plan of Operation


Projects

     o The Morocco DTH project. The Company has commenced providing and marketing ShowTime's DTH services in October 1999. As of December 31, 1999 OmniVision has 150 individual subscriber (currently 300), and 3 Hotel's (with combined total of 780 rooms).

     o The Uganda Pay TV project. It is anticipated that the Company will be able to roll out the Pay TV project in the second half of the year 2000. In order to accomplish this the Company will require an additional $800,000 to cover inventory, marketing, additional equipment and other startup costs. Subject to receiving financing, the Company anticipates that the equipment will arrive in Kampala by the end of May 2000. The Company has completed the construction of the head-end and entered into a long term lease of tower space on Kololo Hill.

     o The Uganda Pager System. The Company has acquired licenses to provide pager service throughout Kampala. It is planned to launch the Paging service by the middle of 2000. The Paging and Pay TV project will be administered and managed from the same location.




     o The Tanzania Pay TV project. The Company has decided to commence roll out of Pay TV in Dar es Salaam at approximately the same time as Uganda. In order to accomplish this the Company will require an additional $1,000,000. The Company plans to co-locate its transmission facilities with its local partner, Central Television Network (CTN), which operates one of the local free to air Television stations.

Funding

     To date, the Company has obtained licenses to provide PAY-TV in areas where over 5,400,000 TV households will be passed by the Company's signals. The Company must now commence a marketing program and sell its receivers and subscription to the TV households. If all or parts of the target markets are to be rolled out, the Company must raise approximately $8.0 million over the next 24 months. The Company plans to raise the funds by way of equity, debt, or other similar financial instruments. The Company plans to seek assistance from various investment advisors to advise the Company on the most appropriate method of raising these funds on a best effort basis. The Company has completed a private placement for $1,000,000 as of April 26, 2000. The Company has made no commitments for capital expenditures. Please refer to "Part II. Item 4. Recent Sales of Unregistered Securities"


     Statements in this registration statement that may not be historical facts and that may be forwardlooking statements are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.  These factors include,  but are not limited to:
(i) the nature of the Pay TV markets, specifically obtaining suitable programming at a reasonable cost, (ii) the ability of the Company to raise capital for projects within the context of overall telecommunication capital market dynamics, (iii) the establishment of a sustainable subscriber base to the point of economic viability, (iv) the viability of Pay TV projects based on imperfect demographic analysis, (v) regulatory changes impacting on the nature, scope and content of projects and operations, throughout the Company's areas of operations, (vi) other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission, and (vii) or any other factors. In order to mitigate the political risk in the Company's target markets, the Company has arranged for political risk insurance provided through Lloyd's of London, based on a variable valuation of the operating companies in the nations concerned.

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved. To date the Company has not incurred any Year 2000 Issues.

Item 3. Description of Property

Vancouver


The Company maintains an office at Suite 420 -- 171 West Esplanade, North Vancouver, BC, Canada. The office lease is month to month term at a cost of CND 2,200 per month. Based on the current market conditions for office space the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations.


Singapore

The Company maintains an office at #14-20/03 Forum, 583 Orchard Road, Singapore for a period of three (3) years commencing from 25 May 1998 to 24 April 2001 with an option to renew for a further term of three (3)
years at a cost of $7,500 per month. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations in Asia.

Ulanbatar Mongolia

HomeVision, maintains an operational office and transmission facility at the Mongolia Broadcasting Station in Ulannbatar. The term of the lease is for 3 years commencing January 1 1997 currently the offices are on a month to month basis at a cost of approximately $900 per month. Based on the current market conditions for office space in Ulannbatar.Ulaanaabatar the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. The offices are equipped with computers, and telecommunication infrastructure. The transmission facility includes 2 DX and I Eagle 250Watt paging transmitters, a Zetron 2000 and a 640A paging terminal, transmission antennas and pager inventory.

Kampala, Uganda


OVU maintains an operational office at Plot 5 Clemente Road, Nakasero, Kampala, Uganda. The term of the lease is for a period of five years from September 7, 1998 with one five-year option at a cost of $900 per month. The offices are equipped with computers, telecommunication infrastructure, a Zetron 2000 paging terminal, pager inventory, and radio link transmitters to the Company's Kololo Hill transmitter facility. The transmission facility on Kololo Hill includes, 1 DX 250 Watt paging transmitter and 2 50 Watt ComWave MMDS transmitters, satellite receiving equipment, power conditioning and electrical distribution infrastructure.


Rabat, Morocco


OVM maintains an office a repair and distribution center at Villa Yasmina 31 Ave. Tarik ibn Ziad, Rabat Morocco. . The offices are sub-leased from Afro American Services on a month to month basis at a cost of $1,000 per month. Based on the current market conditions for office space in Rabat the Company is confident that it could secure other offices under similar terms and conditions should its tenancy be terminated. The offices are equipped with computers, telecommunication infrastructure, VSAT receive only satellite dishes and satellite receiver equipment. The offices also include demonstration facilities for showing satellite television programs that the Company distributes. The repair and distribution center includes test installation, and electronic repair equipment, and Integrated Receiver Decoder, satellite dish and coaxial cable inventory.


Item 4. Security Ownership of Certain Beneficial Owners and Management


The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of March 31, 2000, (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group.



        ==============================================================================================================
                                                                                    Shares of           Percentage of
                                                                                    Common              issued and
                                                                                    Stock               outstanding
                Name and address                                                    Beneficially        shares held
                of Beneficial Owner                                                 Owned
        --------------------------------------------------------------------------------------------------------------
        Nostrad Telecommunications Pte. Ltd.
        14-02-03 Forum 583 Orchard Road, Singapore 238884                           5,303,000            48%
        ==============================================================================================================

        =====================================================================================================
        Siong Seng Teo
        23 Queen Astrid Park, Singapore 266828                                      2,144,900(2)         19%

        Kam Lo Lim
        24 Cornwall Gardens, Singapore 269649                                       5,903,000(3)         52%

        Cher Lim
        437 Southborough Dr., West Vancouver, BC Canada V7S 1M3                       100,000             1%

        Chris Farnworth
        901- 1188 Quebec Street, Vancouver, BC, Canada V6A 4B3                        782,473(4)          7%

        David Alexander
        2555 Keats Road, North Vancouver, BC, Canada, V7H 2M7                         217,000(5)          2%


        Directors and Officers as a group (6 persons)                               7,026,173            61%
        =====================================================================================================


(1) Nostrad Telecommunications Pte. Ltd. (previously defined as Nostrad Singapore) is a privately owned Singapore company the share ownership of which is as follows Kam Lo (Lawrence) Lim, a director and President of the Company who owns 60%; Siong Seng Teo a director of the Company owns 30%; and, Chris Farnworth, Chief Operating Officer and director of the Company owns 10%.


(2) Includes 1,590,900 shares of the shares owned of record by Nostrad Singapore and reflecting Mr. Teo's proportionate interest in Nostrad Singapore, but does not include 91,667 owned by Teng Seng Teo (Mr. Teo's brother) as to which Mr. Teo disclaims any beneficial ownership.


(3) Includes the 5,303,000 shares owned of record and beneficially by Nostrad Singapore but does not include 93,333 shares owned of record by Lim Yok Blen (Mr. Lim's father), 75,000 shares owned by Kam Soe Lim (Mr. Lim's brother), 91,667 owned by Siew Lee Lim (Mr. Lim's sister) and 98,334 shares owned by Tang Wan Tien (Mr. Lim's mother) as to which shares Mr. Lim disclaims any beneficial ownership. Also includes 200,000 hares underlying an option granted to Mr. Lim by the Company. See "Item 6. Executive Compensation."


(4) Includes 530,000 shares of the shares owned by Nostrad Singapore and reflecting Mr. Farnworth's proportionate interest in Nostrad Singapore, 18,000 shares owned of record by Mr. Farnworth's wife Myrna Farnworth, and 27,000 shares owned by GECO Holding Ltd, a British Columbia corporation, wholly owned by Mr. Famworth.

Also includes 150,000 shares underlying an option granted to Mr. Farnworth by the Company. See "Item 6. Executive Compensation."

(5) Owned of record by 482130 BC Ltd, a British Columbia corporation wholly owned by David Alexander. Also includes 150,000 shares underlying an option granted to Mr. Alexander by the Company. See "Item 6. Executive Compensation."

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following persons are the directors and executive officers of the Company:


======================================================================================================
Name                      Age   Position Held                                           Term (Start
                          ---                                                           date)
------------------------------------------------------------------------------------------------------
Dr. John Tydeman          53    Chairman of the Board and Director                      July 1, 1998

                                                                                        Chairman as of
                                                                                        September 27,
                                                                                        1999
------------------------------------------------------------------------------------------------------
Lawrence Lim              41    President, Chief Executive Officer, and Director        September 30,
                                                                                        1997
------------------------------------------------------------------------------------------------------
Chris Farmworth           49    Chief Operating Officer,                                February 1,
                                                                                        1998.

                                Director                                                May 27, 1998
------------------------------------------------------------------------------------------------------
David Alexander           48    Chief Financial Officer                                 March 1, 1998
------------------------------------------------------------------------------------------------------
Siong Seng Teo            52    Director                                                September 30,
                                                                                        1997
------------------------------------------------------------------------------------------------------
Cher Lim                  28    Director                                                September 30,
                                                                                        1997
------------------------------------------------------------------------------------------------------


     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     The Company currently has four full time personnel and is supported to the extent required by outside experts and consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are and will be commensurate with industry standards with incentive programs extended to the key personnel. Additionally OVM has approximately 15 full time employees, OVU has approximately 10 full time employees and HomeVision employs approximately 10 full time staff.

Directors and Officers

DR. JOHN TYDEMAN


Dr. John Tydeman, Chairman of the Board and Director, is the Programming and Strategic Liaison for the Company. A summary of Dr. Tydeman's employment history over the last five years is as follows: Dr. Tydeman is a self-employed consultant to the telecommunications industry specializing in designing, fixing and implementing pay television and satellite ventures. In June1995 - June1996, Dr. Tydeman was Chief Executive Officer for the start-up of ATL (the News Corporation and Subhash Chandra joint venture ZEE TV in India, reporting to Rupert Murdoch). In June 1996- June 1997, Dr. Tydeman was the Chief Executive Officer for the start up of ShowTime (a Kipco and Viacom joint venture). June 1997- Present Dr. Tydeman currently consults to ATL; ShowTime; the Dolphin Group, a privately held Middle Eastern, multibusiness enterprise; and the Shinawatra Group of Thailand.

Dr. Tydeman holds a Ph.D. in systems engineering, an honors degree in statistics, as well as a degree in economics. Dr. Tydeman's other interests do not conflict with the business of The Company. Dr. Tydeman is available to the Company on as required basis and devotes 30-40% of his time to the business of the Company.

LAWRENCE LIM


Mr. Lawrence Lim, Director, President and Chief Executive Officer, is a co-founder of the Company. A summary of Mr. Lim's employment history over the last five years is as follows: Mr. Lim is the principal shareholder and Managing Director of Nostrad International Pte. Ltd. ("NI"), a holding company with interests in trading, distribution, manufacturing, and telecommunications through sixteen subsidiary companies located in seven countries in Asia. Mr. Lim holds a Bachelor's degree from the University of British Columbia as well as a Master of Business Administration degree from the National University of Singapore. Mr. Lim's other interests do not conflict with the business of the Company. Mr. Lim devotes 60-70% of his time to the business of the Company.


Mr. Lim's responsibilities include directing the overall management and business development of the Company, as well as serving on the Board of Directors.

CHRISTOPHER FARNWORTH


Mr. Christopher Farnworth, Director and Chief Operating Officer, is a co-founder of the Company. Mr. Farnworth has been employed by the Company and Nostrad Media for the past five years. Mr. Farnworth has supervised the Company's technology selection, identified the system vendors, and heads the long-term strategic planning for the Company. Mr. Farnworth commenced his employment with the Company and its predecessor during 1994.


Mr. Farnworth is responsible for the day-to-day operations of the Company including international business market development and marketing, as well as sitting on the Board of Directors.


SIONG SENG TEO

Siong Seng Teo is a director and a co-founder of the Company. A summary of Mr. Teo's employment history over the last five years is as follows: Mr. Teo is a shareholder and the Managing Director of Pacific International Lines Pte. Ltd. ("PIL"), a privately held shipping and transportation group in Southeast Asia. Mr. Teo is also the Chief Executive Officer of Singamas Container Holdings Limited, a container manufacturing companythe Company listed on the Hong Kong Stock Exchange. Mr. Teo is a member and the chairman of various advisory committees of the Singapore Trade Development Board and serves as a council member of the Singapore Chinese Chamber of Commerce and Industry. Mr. Teo holds a First Class Honors degree in Naval Architecture and Ocean Engineering from the University of Glasgow. Mr. Teo's other interests do not conflict with the business of the Company. Mr. Teo is available to the Company on as required basis and devotes 10-15% of his time to the business of the Company.


Mr. Teo's responsibilities include serving as a member of the Board of Directors and assisting in formulating the long term strategic planning of the Company

CHER LIM


Cher Lim serves as a member of the Board of Directors. A summary of Ms. Lim's employment history over the last five years is as follows: Ms. Lim worked for Eurasia Damac, a major Asian diamond broker, headquartered in Singapore until June 1996. From July 1997 to date, Ms. Lim has been on leave. Ms. Lim's other interests do not conflict with the business of the Company. Ms. Lim is available to the Company on as required basis and devotes 10% of her time to the business of the Company.

DAVID ALEXANDER

David Alexander, CA, is the Chief Financial Officer and Controller for the Company. A summary of Mr. Alexander's employment history over the last five years is as follows: Mr. Alexander is a self employed consultant. Since September 30, 1994, Mr. Alexander has served as chief financial officer of Laminco Resources Inc., a resource exploration company. Since October 13, 1996, Mr. Alexander has served as a director for Pinewood Resources Inc., a resource exploration company. Mr. Alexander became CFO of the Company on March 1 1998. Mr. Alexander has a degree in commerce from UBC and is an active member of the Institute of Chartered Accountants of British Columbia. Mr. Alexander's other interests do not conflict with the business of the Company. Mr. Alexander spends approximately 95% of his time on the business of the Company


Mr. Alexander is responsible for providing the administrative support to operations, as well as regulatory and shareholder reporting and liaison.

Key Employees

MICHAEL DEMAN


Mr. DeMan is the Company's Regional Manager. Mr. DeMan is based in the Company's Kampala, Uganda office. A summary of Mr. DeMan's employment history over the last five years is as follows: From May1998 to the present Mr. DeMan has worked for the Company and has been responsible for the operations management and subscriber development for the Company's telecommunications operations in Africa. From 1991 to December1997 he was involved in the design, construction and operational management of a number of MMDS and SMATV networks, including Cabletel and CableVision in Caracas Venezuela.


ANTON M. VAN WOUW


Mr. Anton M. van Wouw is an independent consultant who is responsible for the engineering and systems integration for the Company. Mr. van Wouw's employment history over the last five years is as follows: Mr. van Wouw's major clients over the last ten years are Rogers Cable, Shaw Cable, BC Telephony, Multi-Vision (Bolivia), and Can Bras (Brazil). Mr. VanWouw acts, as a consultant for a number of companies with similar operations although in geographic areas that are unrelated to the Company's business, his activities are related only to technical and engineering duties and posses no conflict of interest.


Mr. van Wouw is responsible for system design, engineering, and integration.

General

     During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1) was the subject any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or while subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 6. Executive Compensation

     The following table sets forth information concerning the compensation of the named executive officers from September 30, 1997.


                                                      Annual Compensation                     Long-Term Compensation
                                                                                          Awards                 Payments
                                                                    Other Annual               Securities                 All
                                     Year                             Compen-    Restricted     Under-                   other
                                     or                               sation        Stock       Lying        LTIP       Compen-
               Name And             Period     Salary     Bonuses       ($)       Award(s)     Options/     Payouts     sation
            Principal Position       Ended       ($)        ($)                      ($)       SARs (1)       ($)         ($)
            ------------------       -----     ------     -------   ----------- -----------    ----------   -------     -------

      Lawrence Lim, President & CEO 12/31/97                                      --
                                    12/31/98    80,000                                          200,000
                                    12/31/99    96,000
      David Alexanader, CFO         12/31/97
                                    12/31/98    60,000                                          150,000
                                    12/31/99    72,000
      Chris Famworth, COO           12/31/97
                                    12/31/98    60,000                                          150,000
                                    12/31/99    72,000
      TOTALS   12/31/97
                                    12/31/98   200,000                                          500,000
                                    12/31/99   240,000




     (1) The options are exercisable at $0.65 per share and expire in September 28, 2000.

Item 7. Certain Relationships and Related Transactions

The President of the Company, Lawence Lim, together with Vice President, Chris Farnworth, and Siong Seng Teo, own a Singapore Company, Nostrad Telecommunications Pte. Ltd. ("Nostrad Singapore"). Nostrad Singapore has entered into a share purchase agreement with the Company whereby Nostrad Singapore has had the following shares issued to it for providing pay TV licenses:

I. Mongolia MMDS licenses               2,000,000 shares     September 30, 1997.
2. Uganda MMDS licenses                 1,700,000 shares     September 30, 1997
3. Ghana MMDS licenses                  1,200,000 shares     April 20, 1998
4. Tanzania MMDS licenses               1,200,000 shares     September 15, 1999

Nostrad Singapore also received pursuant to the September 30, 1997 vend-in a promissory note for $300,000 from the Company. Nostrad Singapore can, if vended into the Company before February 25, 2000, earn up to an additional 2,000,000 shares if a Morocco Pay TV license is vended to the Company; and up to an additional 1,500,000 shares if an Indonesia Pay TV license is vended to the Company.


On February 1, 1998, the Company entered into five year Confidential Services Agreements as follows:

1.   Mr. Lawrence Lim at $8,000 per month.

2. Mr. Christopher Farnworth at $6,000 per month through his wholly owned holding company Geco Holdings Ltd.

3. Mr. David Alexander at $6,000 per month through his wholly owned holding company 482130 BC Ltd.

Item 8. Description of Securities

     The Company is authorized to issue 25,000,000 shares of the Common Stock of which 11,100,000 shares were issued and outstanding as of December 31, 1999. Each outstanding share of the Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

     The holders of the Common Stock (i) have equal rights to dividends from funds legally available therefore, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     The holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

     The Common Stock has been quoted on the Pink Sheets since February 1999 under the symbol NSTC. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by J. Alexander Securities Inc. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.


                                               High            Low       Volume

Feb. Through March 31, 1999                $   1.50      $   0.875       16,700
April Through June 30, 1999                    1.30           .875       58,900
July Through September 30,1999                 1.25           .875       17,000
October through December 31, 1999              1.00           .875           --


     On April 30, 2000 the closing price was $1.125.


     As at December 31, 1999 the Company had approximately 230 registered holders of its common stock.

Item 2. Legal Proceedings

     The Company is not a party to any proceeding or litigation and has no knowledge of any threatened or pending proceeding or litigation against the Company.

Item 3. Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with the Company's accountants.

Item 4. Recent Sales of Unregistered Securities


1 Pursuant to the Acquisition and Restructuring, the Company issued 3,700,000 shares to Nostrad Singapore in reliance on Section 4(2) of the Securities Act. These shares were issued February 25, 1998.

2 The Company commenced a private offering of up to 1,500,000 common shares of the Company at a price of $0.65 per share, on November 27, 1997, which offering was concluded on September 15, 1998 to 20, either accredited or non-US persons in reliance of Regulation S of the Securities Act.

3 The Company issued 500,000 shares on September 15, 1998 in exchange for an additional 20%interest in OVU in reliance on Section 4 (2) of the Securities Act.

4 The Company issued 1,200,000 shares on September 15, 1998 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Ghana in reliance on Section 4 (2) of the Securities Act.

5 The Company issued 1,300,000 shares on September 15, 1999 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Tanzania in reliance on Section 4(2) of the Securities Act.

6 The Company has offered, commencing October 15, 1999, to either accredited or non-US individuals, the opportunity to invest in up to 1,000,000 units of the Company at $1.00 per unit. Each unit consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional share at $1.50 if exercised within the first year, and $2.00 if exercised within the second year. The Company issued 1,000,000 shares on April 26, 2000 in reliance of Regulation S of the Securities Act.


     The Company believes that all of the issuances of the Common Stock were exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, or S under the Securities Act.

Item 5. Indemnification of Directors and Officers

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Article VIII of the Company's By-laws provides in relevant part, that:

     "...the corporation shall indemnify any director, officer, employee or agent of the corporation, or any person serving in any such capacity of any other entity or enterprise at the request of the corporation, against any and all legal expenses (including attorney's fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of the corporation."

     Expenses incurred in defending any action, suit or proceeding, may be paid by the Company in advance of the final disposition, when authorized by the Board of Directors. The Company does not have nor does it anticipating obtaining any directors' and officers' liability insurance.

     The Securities and Exchange Commission's Policy on Indemnification.

Insofar as indemnification for liabilities arising under the Act may be permitted to any of the Company's directors, officers and controlling persons pursuant to any provisions contained in the Company's certificate of incorporation, by-laws or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                    PART F/S

Item 13. Financial Statements

                           NOSTRAD TELECOMMUNICATIONS INC.
                           -------------------------------


                                      INDEX

A.       Audited                                                     Page Number

         Audited Report Dated April 29, 2000                             40

         Consolidated Balance Sheets
            December 31, 1999 & 1998                                     41

         Consolidated Statements of Operations
            Years ended December 31, 1999, 1998 & 1997                   42

         Consolidated Statement of Shareholders Equity
            For the year ended December 31, 1999                         43

         Consolidated Statement of Cash Flows
            Years ended December 31, 1999, 1998 & 1997                   44

         Notes to Consolidated Financial Statements                      45

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Nostrad Telecommunications, Inc.


We have audited the accompanying consolidated balance sheet of Nostrad Telecommunications, Inc. and subsidiaries (the "Company") as of December 31, 1999, and 1998, and the related consolidated statements of loss, deficit and cash flows for each of the two years then ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the two years ending December 31, 1999, and 1998, in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant recurring net losses, negative operating cash flow, and has uncertainty relative to the successful exploitation of its assets which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might arise from these uncertainties.




                                                      /s/ Jay Shapiro
                                                      --------------------------
                                                      JAY J. SHAPIRO, C.P.A.
                                                      A Professional Corporation

Encino, California
April 29, 2000

                        Consolidated Financial Statements

                         CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------
Assets                                                                         December 31,          December 31,
                                                                                   1999                 1998
                                                                               ------------          ----------
Current Assets
  Cash                                                                        $     8,251            $   74,367
  Trade receivables                                                               139,023                34,222
  Due from related parties                                                             --                    --
  Inventory                                                                        63,948               108,114
  Deposits & prepaid expenses                                                      38,888                32,120
---------------------------------------------------------------------------------------------------------------
                                                                                 250,0110               248,823
Licenses and Development Costs (note 3)
  Licenses, net                                                                   523,768               275,140
  Deferred development costs                                                       25,057               386,447
---------------------------------------------------------------------------------------------------------------
                                                                                  548,825               661,587
Fixed Assets (note 4)
  Fixed Assets                                                                    564,174               463,281
  less Accumulated Depreciation                                                  (274,021)             (144,730)
---------------------------------------------------------------------------------------------------------------
                                                                                  290,154               318,551
---------------------------------------------------------------------------------------------------------------
                                                                              $ 1,089,088            $1,228,961
===============================================================================================================

Liabilities
Current Liabilities
  Accounts payable (note 7)                                                   $ 1,019,836            $  435,074
  Shareholder loans (note 7)                                                      600,800               581,849
  Loans - related parties                                                         405,503                 8,867
---------------------------------------------------------------------------------------------------------------
                                                                                2,026,139             1,025,790
---------------------------------------------------------------------------------------------------------------
Commitments (notes 5, 7, and 8)

Shareholders' Equity
 Share Capital (note 5)
  Authorized
     25,000,000 common shares, par value  $0.001
  Issued & outstanding - 11,200,000 common      shares  (9,900,000
   1998)                                                                           11,200                 9,900
Additional Paid-in Capital                                                      1,618,395             1,489,695
Share subscriptions received                                                      250,000                    --
Accumulated Deficit                                                            (2,816,646)           (1,296,424)
---------------------------------------------------------------------------------------------------------------
                                                                                 (937,051)              203,171
---------------------------------------------------------------------------------------------------------------
                                                                              $ 1,089,088          $  1,228,961
===============================================================================================================

The notes to consolidated financial statements are an integral part thereof

                        Consolidated Financial Statements

                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------

                                                           Year ended       Year ended          Year ended
                                                           December 30,     December 30,        December 30,
                                                              1999              1998                1997
Revenues
  Sales & Service Revenues                                   $ 105,948         $ 60,126         $  15,997
---------------------------------------------------------------------------------------------------------
Cost of Sales
  Materials                                                     96,350           50,534            14,655
  Direct Marketing                                              10,898           13,931             2,458
---------------------------------------------------------------------------------------------------------
                                                               107,248           64,465            17,113
---------------------------------------------------------------------------------------------------------
Gross Profit                                                    (1,300)          (4,339)           (1,116)

Expenses
  Professional costs                                           374,508          279,047            16,528
  Office and administration                                    431,211          270,282            47,318
  Travel                                                       114,886          127,195            21,680
  Depreciation & amortization                                  196,278           90,308            73,932
  Salary and benefits                                          192,526           59,376            39,652
  Communication costs                                           71,728           37,244             2,631
  Investor relations                                            15,791           18,797                --
---------------------------------------------------------------------------------------------------------
                                                             1,397,027          882,249           201,741
---------------------------------------------------------------------------------------------------------
Operating Loss                                              (1,398,327)        (886,588)         (202,857)
Other
  Interest expense (net)                                        (1,008)              --                --
  Deferred Development Cost write down                        (110,695)         (71,307)         (132,000)
---------------------------------------------------------------------------------------------------------
Net loss                                                    (1,510,030)        (957,895)         (334,857)
  Foreign currency translation                                 (10,192)         (11,929)            8,257
---------------------------------------------------------------------------------------------------------
Net Comprehensive Income (loss)                            ($1,520,222)     ($  969,824)     ($   326,600)
=========================================================================================================
Average Number of outstanding                               10,258,356        7,638,082         3,000,000
 shares (note 5)
---------------------------------------------------------------------------------------------------------

Net (loss) per share (basic and fully diluted)              $    (0.14)      $    (0.13)       $    (0.11)
=========================================================================================================

The notes to consolidated financial statements are an integral part thereof

     Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------
December 31, 1999

                                                                                                    Net
                                   Subscribed             Common                                    Comprehensive
                                                          Stock                      Additional     Loss/
                              ---------------------       ----------------------     Paid-in        Accumulated
                              Shares        Amount        Shares          Amount     Capital        Deficit          Total
----------------------------------------------------------------------------------------------------------------------------
Common stock split
after
January 1, 1997                   --      $     --     3,000,000         $ 3,000       $    --      $       --       $ 3,000
Share
Subscriptions                461,538       300,000            --              --            --              --       300,000
Reverse Acquisition
by Nostrad
                                  --            --     3,700,000           3,700       367,640              --       371,340
Net Loss                          --            --            --              --            --        (334,857)     (334,857)
Foreign Currency
Translation
                                  --            --            --              --            --           8,257         8,257
----------------------------------------------------------------------------------------------------------------------------
Balance December 31,
1997
                             461,538       300,000     6,700,000           6,700       367,640        (326,600)      347,740
----------------------------------------------------------------------------------------------------------------------------
Private Placement,
net of Subcriptions
                            (461,538)     (300,000)    1,500,000           1,500       973,500              --       675,000
Finders Fees                      --            --            --              --       (19,745)             --       (19,745)
Shares issued for
Licenses                          --            --     1,700,000           1,700       168,300              --       170,000
Net loss - 1998                   --            --            --              --            --        (957,895)     (957,895)
----------------------------------------------------------------------------------------------------------------------------
Foreign Currency
Translation                       --            --            --              --            --         (11,929)      (11,929)
----------------------------------------------------------------------------------------------------------------------------
Net Comprehensive Loss
                                                                                                      (969,824)
----------------------------------------------------------------------------------------------------------------------------
Balance
December 31, 1998                 --            --     9,900,000           9,900     1,489,695      (1,292,752)      203,171
----------------------------------------------------------------------------------------------------------------------------
Subscriptions Received
                                  --       250,000            --              --            --              --       250,000
Shares issued for
Licenses                          --            --     1,300,000           1,300       128,700              --       130,000
Net loss - 1999                   --            --            --              --            --      (1,510,031)   (1,510,031)
Foreign Currency
Translation                       --            --            --              --            --         (10,192)      (10,192)
Net Comprehensive Loss
                                                                                                    (1,520,222)
----------------------------------------------------------------------------------------------------------------------------
Balance
December 31, 1999                 --     $ 250,000    11,200,000         $11,200    $1,618,395     $(2,816,646)    ($937,051)
============================================================================================================================

The notes to the consolidated  financial statements are an integral part thereof

     Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------------------

                                                           Year ended        Year ended         Year ended
                                                           December 30,       December 30,      December 30,
                                                              1999              1998              1997
                                                          -------------      ------------      ------------
OPERATING ACTIVITIES
  Net comprehensive  income (loss) for year                 $ (1520,222)     $ (957,895)         $(334,857)
  Add expense items not involving cash
      Development cost write down                               110,695          71,307            132,000
      Amortization of licenses                                  141,896              --                 --
      Depreciation                                               54,482          90,308             73,932
  Add changes in non-cash working capital items:
      Accounts receivable                                      (104,801)         (8,532)           (25,690)
      Inventory                                                  44,166        (100,335)            (7,779)
      Deposits & prepaid expenses                                (6,768)          8,156            (40,277)
      Accounts Payable                                          981,400         366,455             73,814
----------------------------------------------------------------------------------------------------------
Net funds (used) by operating activities                       (299,155)       (530,536)          (128,857)

INVESTING ACTIVITIES
  Licenses & deferred development costs                          64,982        (300,720)          (413,526)
  Fixed asset purchases                                        (100,893)       (259,432)          (204,007)
----------------------------------------------------------------------------------------------------------
Net funds (used) by investing activities                        (35,911)       (560,152)          (617,533)

FINANCING ACTIVITIES
  Shares issued for cash, net                                        --         955,255                 --
  Shares issued in reverse acquisition                               --              --            374,340
  Shares subscriptions                                          250,000        (300,000)           300,000
  Shareholder loans                                              18,951         507,413             74,437
----------------------------------------------------------------------------------------------------------
Net funds provided by financing activities                      268,951       1,162,668            748,777
----------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH                                            (66,115)         71,979              2,387
   Cash at beginning of year                                     74,366           2,387                 --
----------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                           $   8,251      $   74,366          $   2,387
==========================================================================================================

The notes to consolidated  financial statements are an integral part thereof

Supplemental information:
  Interest paid                                               $   1,008    $         --          $      --
                                                              ---------    ------------          ---------
  Taxes paid                                                  $      --    $         --          $      --
                                                              ---------    ------------          ---------
  Shares issued for licenses                                  $ 130,000    $    170,000          $      --
                                                              ---------    ------------          ---------

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

1.   ORGANIZATION AND BASIS OF PRESENTATION

Nostrad Telecommunications Inc. ("Nostrad" or the "Company") was incorporated in Nevada on September 24, 1993. On September 29, 1997, the Company's name was changed from Cave Productions, Inc. to Nostrad. Effective September 30, 1997, Nostrad Telecommunications Pte. Ltd., a private Singapore company ("Nostrad Singapore") sold its wholly owned subsidiary companies Nostrad Media Pte. Ltd., a Singapore company which holds the Company's interests in Asian licenses; and OmniVision Africa Ltd., a British Virgin Island company, which holds the Company's interests in African licenses; (collectively as "Nostrad Subsidiaries") to the Company for 3,700,000 common shares and $300,000 cash or kind. The shares issued approximately 94.6% of the then issued and outstanding common stock. The transaction represented a capital transaction and is accounted for as a reverse acquisition, except that there is no allocation of purchase price and no goodwill or other intangible recorded. There is no effect on the historic financial statements of the Nostrad Subsidiaries. Nostrad Singapore may also be compensated up to 3,500,000 shares of common stock for successful performance relative to license issuance in three emerging countries.

 The Company is focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To-date, Nostrad has obtained Subscription Television licenses in Morocco, Uganda, Ghana and Tanzania. The DTH Subscription TV services in Morocco have been implemented with a recently commenced soft-launch in February 1999. Full launch of ShowTime (a subsidiary of Viacom) and ART programming is expected to be in April 1999. In addition, Nostrad has obtained nation-wide paging licenses in Uganda and is currently implementing alphanumeric and voice paging services in Kampala. Apart from the foregoing, the Company is also actively pursuing licenses for Subscription TV, Internet Service Provision, Mobile and Fixed Wireless Telephony, and Paging Services in other countries in Asia and the African sub-continent

A. Morocco Operations. A 65% owned company is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, a Viacom company, to distribute Showtime's direct to home (DTH) programming package throughout Morocco. Applications have been made for operating license and frequencies to provide up to
     60-channels  of  MMDS   Subcription  TV,   Internet   Services  and  Paging
     operations.

B. Tanzania MMDS Pay TV Operations. A 80% owned company holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. Applications have been approved for additional frequencies to provide up to 15 channels of programming.

C. Ghana MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a six-channel MMDS Subcription TV system in Ghana. Applications have been made for additional frequencies to provide up to 18 channels of programming.

D. Uganda MMDS Pay TV Operations. A 100% owned subsidiary holds exclusive frequencies and licenses to operate a 19-channel MMDS system in Uganda. Applications have been made for an additional 8 frequencies.

E. Uganda Paging Operations. A 100% owned subsidiary holds licenses to operate 5 paging channels. The system is currently being implemented.

F. Mongolia Paging Operations. An 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

1.    ORGANIZATION AND BASIS OF PRESENTATION (continued)

The summary chart of the Company's holdings are as follows:


                         -----------------------------------
                         | Nostrad Telecommunications Inc. |
                         -----------------------------------
                                          |
                   |----------------------------------------------|
                   |                                              |
       --------------------------                  ---------------------------
       | OmniVision Africa Ltd. |                  | Nostrad Media Pte. Ltd. |
       --------------------------                  ---------------------------
                  |                                                       |
 |----------------|-----------|-----------|                               |
 |                |           |           |                               |
------------ ------------ ------------ ------------                 ------------
|OmniVision| |OmniVision| |OmniVision| |OmniVision|                 | Mongolia |
|  Uganda  | | Tanzania | |  Ghana   | |  Maroc   |                 |HomeVision|
------------ ------------ ------------ ------------                 ------------

As of September 30, 1997, the Company agreed to issue 2,000,000 common shares and pay $150,000 for 100 per cent of the issued and outstanding common shares of Nostrad Media Pte. Ltd., and agreed to issue 1,700,000 common shares and to pay $150,000 for 100 per cent of the issued and outstanding common shares of OmniVision Africa Ltd. The Company has also agreed to issue performance shares to be issued within 24 months of September 30, 1997 as outlined on the following table. To date 1,200,000 shares have been issued for obtaining the Ghana MMDS license, and 1,300,000 shares have been issued for obtaining the Tanzania MMDS license.

                   Country                              Performance Stock
                   ------------------------------------------------------
                   Morocco                                      2,000,000
                   Indonesia                                    1,500,000
                                              ---------------------------
                                                                3,500,000
                                              ---------------------------

The Company is in the process of establishing an international telecommunication operation, which includes providing wireless cable, paging, telephone and internet services. The recoverability of the amounts shown for licenses and deferred development costs is dependent upon the ability of the Company to obtain necessary financing to complete the infrastructure required to provide these services, and to operate on a profitable basis. The Company has completed a common stock offering of 1,500,000 common shares and has received $955,255 in net proceeds. While these financial statements are prepared on a going concern basis, the Company, during its startup phase, has experienced a substantial operating deficit since inception of $2,707,616. Management has been dependent on financing from related parties, which have invested approximately $1,000,000 as of December 31, 1999. There is no assurance that related parties will continue such funding or that the Company can satisfy $2,026,139 in obligations from the successful exploitation of its assets. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

2.   SUMMARY OFSIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and of acquired subsidiary companies: Nostrad Media Pte. Ltd. (100% owned), Mongolia Home Vision Corporation HH (80% owned by Nostrad Media Pte. Ltd.), OmniVision Africa Ltd. (100% owned), OmniVision (U) Ltd. (100% owned by OmniVision Africa Ltd.), OmniVision (Ghana) Ltd. (80% owned by OmniVision Africa Ltd.), OmniVision (Tanzania) Ltd. (80% owned by OmniVision Africa Ltd. and OmniVision (Maroc) Ltd. (65% owned by OmniVision Africa Ltd.). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.

Cash Equivalents

The Company defines cash equivalents as highly liquid financial instruments purchased with a maturity of ninety days or less.

Inventory

The Company records inventory on a FIFO basis at the lower of cost or market. Inventory is made up of equipment purchased but not yet shipped to operations and paging and television receiving equipment.

Licenses and Deferred Development Costs

The Company capitalizes the costs related to obtaining rights to provide paging, cable television, telephone, and Internet services in specific countries, and for the rights to broadcast specific channels. Costs incurred are initially capitalized as Deferred Development Costs. If after a twelve-month period, rights have not been fully obtained, the Deferred Development Costs will be expensed. There is no assurance that revenues exceeding these costs will be realized by the Company. License costs are amortized over the shorter of the period of the license and five years.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------
December 31, 1999

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful life as follows:
                                                              Years
                                                              -----
o    Office equipment, furniture & fixtures                     3
o    Automotive & transportation equipment                      3
o    Leasehold improvements                                     3
o    Operating Equipment & tools                                3
o    Transmission Station & Tower                               5

Foreign Currency Translation

The Company's subsidiaries books and records are maintained as follows:

--------------------------------------------------------------------------------
                      Currency in which books and records
Country               are maintained                         Functional Currency
--------------------------------------------------------------------------------
United States         US Dollars                             US Dollars
Singapore             Singapore Dollars                      US Dollars
Mongolia              Mongolian Tugrik                       US Dollars
Uganda                Uganda Shilling                        US Dollars
Morocco               Moroccan Dirham                        US Dollars
Tanzania              Tanzanian Shilling                     US Dollars
--------------------------------------------------------------------------------

Transactions recorded are translated into United States dollars, its reporting and functional currency, as follows:

o Monetary assets and liabilities at the rate prevailing at the balance sheet date.

o    Non-monetary assets and liabilities at historic rates

o Income and expenses at the average rate in effect during the year. Any gain or loss is reflected on the consolidated statement of operations & deficit.

The local currencies are reflected on the books of Canada, Singapore, Mongolia, Uganda and Ghana. Accordingly, the translation gain or loss is reported as a component of Stockholder Equity.

Earnings per share

Earnings per share are calculated by dividing the income (loss) available to common shockholders by the weighted average number of shares outstanding during the period. The weighted average number of shares is determined by weighting the number of shares outstanding by the number of days which the shares were outstanding during the year.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS

Accumulated  costs  incurred  in  obtaining  license   agreements  and  deferred
development costs for expenses used to obtaining licenses are as follows:

Licenses
              Country                                           Amount
--------------------------------------------------------------------------------
              Ghana (a)                                     $    156,341
              Uganda (b)                                         240,565
              Tanzania(c)                                        146,946
              Morocco (d)                                         49,805
              Mongolia (e)                                        21,831
                                                            ------------
                                                                 615,488
              Amortization                                       (91,720)
                                                            ------------
                                                            $    523,768
                                                            ============
Deferred Development Costs
              Country                                           Amount
--------------------------------------------------------------------------------
              Pakistan                                      $     24,057
              Egypt                                                1,000
                                                            ------------
                                                            $    386,447
                                                            ============

(a)  Ghana

The licenses granted to the Company by the Government of Ghana (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Ghana. The Company issued Nostrad Singapore 1,200,000 shares as per agreement (See Note 5).

(b)  Uganda

The licenses granted to the Company by the Government of Uganda (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into exclusive agreements to broadcast certain channels in Uganda. In November 1997, the Company's interest in its Uganda subsidiary has increased from 80% to 100%. (See Note 5 (a), Share Capital)

(c)  Tanzania

The licenses granted to the Company by the Government of Tanzania (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Tanzania. The Company issued Nostrad Singapore 1,200,000 shares as per agreement (See Note 5).

(d)  Morocco

The Company has applied for exclusive rights to certain frequency spectrum to the Government of Morocco. If received, the Company will enter into exclusive agreement to broadcast certain channels in Morocco. The Company also has certain rights to market Satellite DTH Subscription TV channels in Morocco. If the Company is successful to obtaining exclusive rights to certain frequency spectrum, the Company will be issuing Nostrad Singapore up to 2,000,000 shares as per agreement.

(e)  Mongolia

The Company has a paging system offering voice paging, answering services, remote message retrieval, and storage in Ulaanbaator, Mongolia's capital.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS (continued)

4.   FIXED ASSETS

Fixed assets of the Company consist of the following:

                                                   December 31      December 31,
                                                      1999              1998
-------------------------------------------------------------------------------
Office equipment, furniture & fixtures              $ 258,269         $  85,537
Transportation equipment                               51,074            26,000
Leasehold improvements                                 22,147            22,147
Transmission station & tower                          300,816           267,289
Operating equipment & tools                            41,712            62,308
                                                   ----------------------------
                                                      562,907           463,281
Accumulated depreciation                             (274,021)         (144,730)
                                                   ----------------------------
                                                    $ 288,886         $ 318,551
                                                   ----------------------------

5.   SHARE CAPITAL

a)   Common shares issued and outstanding since inception are as follows:

Fiscal period and consideration received            Number of shares     Par value     Additional paid-in
                                                                            amount                capital
----------------------------------------------------------------------------------------------------------
March 1, 1993 - cash                                       3,000,000       $ 3,000               $     --
September 30, 1997
   Purchase of Nostrad Media Pte. Ltd.
   and OmniVision Africa Ltd.                              3,700,000         3,700                367,640
December 31, 1997                                          6,700,000         6,700                367,640
September 15, 1998
   Private Placement (b)                                   1,500,000         1,500                953,755
September 15, 1998
   Acquisition of 20% of Uganda License                      500,000           500                 49.500
   Acquisition of 80% of 1,500,000 shares for
   Ghana license interests                                 1,200,000         1,200                118,800
December 31, 1998                                          9,900,000         9,900              1,489,695
September 13, 1999
   Acquisition of 80% of Tanzania License                  1,300,000         1,300                128,700
                                                    ------------------------------------------------------
December 31, 1999                                         11,200,000      $ 11,200             $1,618,395
                                                    ======================================================

a) On October 15, 1997, the Company entered into an agreement to purchase the remaining 20% interest in OmniVision (U) Ltd. for consideration of 500,000 shares of the Company. Shares were issued on September 15, 1998.

b) The Company entered into a Private Placement Offering dated November 27, 1997. Under the terms of this agreement, the Company issued 1,500,000 shares for total proceeds of $975,000. Finders fees of $19,745 were paid. Nostrad Singapore had agreed to convert a maximum of the $300,000 owed to shares by participating in the Private Placement Offering. As the Private Placement Offering was oversubscribed, Nostrad converted $60,693 to acquire shares.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
December 31, 1999

5.   SHARE CAPITAL (continued)

c) The Company has reserved 3,500,000 shares of common stock for successful performance by Nostrad Singapore in obtaining licenses in three countries. As formal agreements have been entered into with Ghana and Tanzania, the Company has issued 1,200,000 shares to Nostrad Singapore for its 80% interest in licenses in Ghana, and 1,300,000 shares to Nostrad Singapore for its 80% interest in licenses in Tanzania.

d) On September 30, 1998, the Company entered into a Stock Option Plan. Under the terms of this agreement, the Company can issue up to 1,500,000 shares to officers, directors, consultants and key employees. Stock option agreements entered into to date agree to issue up to 1,235,000 shares at $0.65 per share. Each stock option agreement expires on September 30, 2000. At the time the stock options were issued, there was no market for the stock. Subsequently, the stock has commenced trading but with little volume. Consequently, there is no compensation cost for the Company's stock option plan and application of FASB Statement No. 123, "Accounting for Stock-Based Compensation" results in the net loss and net loss per common share remaining unchanged.

e) The Company entered into a Private Placement Offering on October 15, 1999, offering 1,000,000 units, each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share within one year for $1.50 and before the second year for $2.00. As of December 31, 1999, 250,0000 units had been sold. As of April 15, 2000, all 1,000,000 of the units have been sold.

9.   INCOME TAXES

The Company has incurred losses totaling approximately $2,707,000 that may be carried forward to reduce taxable income in future years. No deferred asset has been recognized due to the uncertainty of future realization of any tax benefit.

10.  COMMITMENTS

The Company has an agreement with its officers to provide international management of its operations. The terms of the contract are for a period of four years at an annual cost of $240,000. Related party transactions include amounts in accounts payable due to officers or related companies of $437,000 and amounts due to Nostrad Singapore of $600,800. These amounts are supported by notes payable on demand.

11.  YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved. No Year 2000 Issues have arisen.

                                    PART III

Items 1 and 2 Index to and Description of Exhibits

No.  Description
---  -----------

1.        Certificate of Incorporation*

2.        Certificate of Amendment*

3.        Certificate of Good Standing*

4.        Certificate of Secretary of State*

5.        By-Laws*

6.1 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.*

6.2       Memorandum  of  Understanding   between  OmniVision  Africa  Ltd.  and
          CableVision (Africa) Ltd.*

6.3 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.*

6.4 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN*

6.5       Agreement between the Company and Entertainment World Limited CAN*

6.6 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL*

6.7 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production*

6.8 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.9 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.10      Lease Agreement dated February 5,1997*

6.11      Stock Purchase Agreement dated February 25, 1997*

6.12      Joint Venture Agreement dated May 30, 1997*

6.13 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.*

6.14 Distribution Agreement between La Societe d'Etudes et Realization audiovisuelles and OmniVision*

6.15 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.*

27        Financial Data Schedule

-----------------
* Previously Filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Amendment No 2 to its registration statement on Form 10SB to be signed on its behalf by the undersigned, thereunder duly authorized.


Dated:  May 3,  2000                    Nostrad Telecommunications, Inc.


                                        By:/s/ Chris Farnworth
                                           -------------------
                                        Chris Farnworth, Chief Operating Officer

                        NOSTRAD TELECOMMUNICATIONS, INC.

                      Registration Statement on Form 10 SB

                                Index to Exhibits


No.  Description
---  -----------

1.        Certificate of Incorporation*

2.        Certificate of Amendment*

3.        Certificate of Good Standing*

4.        Certificate of Secretary of State*

5.        By-Laws*

6.16 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.*

6.17      Memorandum  of  Understanding   between  OmniVision  Africa  Ltd.  and
          CableVision (Africa) Ltd.*

6.18 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.*

6.19 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN*

6.20      Agreement between the Company and Entertainment World Limited CAN*

6.21 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL*

6.22 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production*

6.23 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.24 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production*

6.25      Lease Agreement dated February 5,1997*

6.26      Stock Purchase Agreement dated February 25, 1997*

6.27      Joint Venture Agreement dated May 30, 1997*

6.28 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.*

6.29 Distribution Agreement between La Societe d'Etudes et Realization audiovisuelles and OmniVision*

6.30 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.*

27        Financial Data Schedule
-----------------
* Previously Filed